
05052704



AUBURNBANK

AUBURN NATIONAL BANCORPORATION, INC.

2004 ANNUAL REPORT

Foundations for Success



VISION

"The only thing worse than being blind is having sight but no vision."

HELEN KELLER

AUBURN NATIONAL BANCORPORATION, INC.





AUBURNBANK

2004

ANNUAL REPORT

Foundations for Success


"If your actions inspire others to dream more,
learn more, do more and become more,
you are a leader."

John Quincy Adams

Corporate Profile



Auburn National Bancorporation, Inc. is a one-bank holding company established in 1984, and incorporated under the laws of the State of Delaware. Its assets were $591 million as of December 31, 2004. Since its inception, Auburn National Bancorporation has wholly owned AuburnBank.

AuburnBank has been operating continuously since 1907 when it was established as the first financial institution in Auburn, Alabama.

Headquartered in Auburn, AuburnBank provides a wide range of services including traditional checking and savings accounts, loans, and internet banking.

These services are available to individuals, families, and businesses, and offered at our many convenient locations.

In addition to its principal office, AuburnBank operates full-service branches in Opelika, Hurtsboro, and Notasulga, Alabama. In-store branches are located in Auburn Kroger as well as Wal-Mart SuperCenter stores in Auburn, Opelika, and Phenix City, Alabama. A mortgage loan office is also located in Phenix City, Valley, and Gulf Shores, Alabama. An extensive network of automated teller machines is operated throughout East Alabama.

Our commitment to excellence serves as a foundation on which customer loyalty and trust is built. This foundation has provided AuburnBank with unprecedented growth and success. We pledge to you to continue to provide the highest level of service with competitive products delivered through the most current technology. AuburnBank will continue to expand with more branch and ATM locations, and innovative products in order to be your partner, your neighbor and your friend. Our goal is to continue to be the friendly, hometown people you have known for years.

Auburn National Bancorporation's initial public offering was held in 1995. The common stock is traded on the Nasdaq SmallCap market under the symbol "AUBN".



Robert W. Dumas
President & CEO
AuburnBank

"Wisdom is the daughter of experience."

LEONARDO DA VINCI



Local artist M[illegible]

To Our Shareholders and Friends



Ninety-eight years ago AuburnBank opened its doors for business as the community bank serving Auburn. Today we are just a block away from our original location, and we are still serving you as a 600 million dollar community bank. This means our funds come from you and we invest them with you in consumer, commercial, and real estate loans.

In the last fourteen years we have been quite successful in offering our service to neighboring communities in the form of branch locations. Opelika, Phenix City, Hurtsboro, and Notasulga benefit from their own hometown branches of AuburnBank. Our branch banks have a knowledgeable, experienced staff of local folks that care about you as a neighbor and as a customer.

Our customers know we stress service, product, and innovation. We are here and we are available in person or through our "real time", state of the art on-line banking network.

I want you, our shareholder owners, to know that we are committed to our independent heritage and our philosophy of the best service possible.

It is a challenge, but it is paying off in market share, in growth, and in income. 2004 had record earnings and we expect to continue our strong performance this year. Our 2005 first quarter dividend of 14.5 cents per share represents a 16% increase over last year. This coupled with a strong capital position should enhance the market value of our stock.

Thank you for being an owner and a supporter of AuburnBank. Our efforts are producing good results and we feel that we are positioned for strong growth and profitability.



E.L. Spencer, Jr.
Chairman, Board of Directors
AuburnBank and ANBC



"Our strength often [illegible] in proportion to the obstacles imposed upon it."

PAUL DE RAPIN



2005 Board of Directors
From left to right: William F. Ham, Jr., Terry W. Andrus, Anne M. May, David E. Housel, Robert W. Dumas, E.L. Spencer, Jr., Dr. Emil F. Wright, Jr., J.E. Evans, Edward Lee Spencer, III, C. Wayne Alderman.

AuburnBank Board of Directors

AUBURN NATIONAL BANCORPORATION, INC.
AND AUBURNBANK BOARD OF DIRECTORS

Terry W. Andrus
President, East Alabama
Medical Center

C. Wayne Alderman
Secretary to ANBC
Distinguished Professor and
former Dean, College of Business,
Auburn University

Robert W. Dumas
President & CEO, AuburnBank

J.E. Evans
Owner, Evans Realty

William F. Ham, Jr.
Mayor, City of Auburn &
Owner, Varsity Enterprises

David E. Housel
Director of Athletics Emeritus,
Auburn University

Anne M. May
Partner, Machen, McChesney
& Chastain, CPAs

E.L. Spencer, Jr.
Chairman, AuburnBank and ANBC,
President, Spencer Lumber Company

Edward Lee Spencer, III
Vice President, Spencer
Lumber Company

Dr. Emil F. Wright, Jr.
Vice Chairman
AuburnBank and ANBC,
Retired Ophthalmologist







"Coming together is a beginning.
Keeping together is progress.
Working together is success."

HENRY FORD

AuburnBank Officers

E.L. Spencer, Jr.
Chairman

Robert W. Dumas
President & Chief
Executive Officer

Terrell E. Bishop
Senior Vice President,
Senior Mortgage
Loan Officer

James E. Dulaney
Senior Vice President,
Business Development/Marketing

Jo Ann Hall
Senior Vice President,
Chief Operations Officer

W. Thomas Johnson
Senior Vice President,
Senior Lender

C. Eddie Smith
Senior Vice President,
City President, Opelika Branch

Patty Allen
Vice President,
Commercial/Consumer Loans

S. Mark Bridges
Vice President,
Commercial/Consumer Loans

Laura Carrington
Vice President,
Human Resource Officer

Kathy Crawford
Vice President,
Commercial/Consumer Loans

Marla Kickliter
Vice President,
Compliance/Internal Auditor

Ginnie Y. Lunsford
Vice President,
Consumer Loans/
Loan Operations

Susan K. McChesney
Vice President, IT/IS

Shannon O'Donnell
Vice President,
Credit Administration

Jerry Siegel
Vice President, IT/IS
Chief Technology Officer

Robert Smith
Vice President,
Commercial/Consumer Loans

Scottie Arnold
Assistant Vice President,
Operations/Customer Relations

Kris Blackmon
Assistant Vice President,
Asset/Liability Manager

Julia McCreight
Assistant Vice President,
Mortgage Loans

Kristin Parsons
Assistant Vice President,
Controller

Julie Ambrose
Mortgage Loan Officer

Suzanne Gibson
Portfolio Manager

Andrea Jackson
Portfolio Manager

Kristen Lambert
Loan Review Officer

David Reaves
Mortgage Loan Officer

Kenna C. Runge
Mortgage Loan Officer

David L. Savage
Mortgage Loan Officer

Jeff Stewart
Loan Collection and
Recovery Officer

Chuck Taylor
Consumer Loan Officer

Barbara Wilcox
Bank Security Officer



2005 Opelika Branch Advisory Board
Seated left to right: William G. Dyas, J. Tutt Barrett, C. Eddie Smith, Doug M. Horn.
Standing left to right: James S. Voss, Sherrie M. Stanyard, William P. Johnston, Robert G. Young, Kraig Smith, M.D., William H. Brown,
Not pictured: Hugh Dean Fuller, Michael James, John W. Mitchell, M.D.

Opelika Branch Advisory Board

J. Tutt Barrett
Attorney, Dean and Barrett

William H. Brown
Owner, Brown Agency, Inc.

William G. Dyas
President, Dyas Toyota, Inc.

Hugh Dean Fuller
Businessman

Doug M. Horn
Owner, Doug Horn Roofing
& Contracting Co.

Michael James
Senior Vice President,
Castone Corporation

William P. Johnston
President, J & M Bookstore

John W. Mitchell, M.D.
Cardiologist, East Alabama
Medical Center

C. Eddie Smith
President,
AuburnBank of Opelika

R. Kraig Smith, M.D.
Lee OBGYN

Sherrie Murphy Stanyard
Senior Account Manager,
Craftmaster Printers, Inc.

James S. Voss
Associate Dean
of the Samuel Ginn
College of Engineering,
Auburn University
Colonel, U.S. Army (Ret.)

Robert G. Young
Vice President, Sales
Young's Plant Farm, Inc.



*"Without continual growth and progress,
such words as improvement, achievement,
and success have no meaning."*

BENJAMIN FRANKLIN

Financial Highlights

Auburn National Bancorporation, Inc.
Financial Highlights
(Dollars in thousands, except per share data)

	For the Year Ended December 31,				
	2004	**2003**	**2002**	**2001**	**2000**
Earnings					
Net Interest Income	$14,669	$13,518	$14,570	$13,845	$12,584
Provision for Loan Losses	600	675	1,680	3,555	2,622
Net Earnings	6,510	5,419	5,055	4,578	3,014
Per Share: (1)					
Net Earnings	1.68	1.39	1.30	1.17	0.77
Cash Dividends	0.50	0.48	0.44	0.40	0.40
Book Value	11.57	10.38	10.16	9.20	8.10
Shares Issued	3,957,135	3,957,135	3,957,135	3,957,135	3,957,135
Weighted Average Shares Outstanding	3,870,198	3,894,969	3,894,649	3,908,084	3,924,573
Financial Condition					
Total Assets	$591,161	$590,115	$505,027	$473,010	$404,689
Loans	258,943	257,092	260,360	271,834	262,529
Investment Securities	282,199	285,319	190,918	151,474	111,730
Total Deposits	429,339	434,042	395,191	369,668	315,641
Long Term Debt	105,441	105,589	53,436	53,581	48,721
Shareholder's Equity	44,504	40,408	39,582	35,834	31,805
Selected Ratios					
Return on Average Total Assets	1.10%	1.05%	1.04%	1.07%	0.77%
Return on Average Total Equity	15.69%	13.47%	13.66%	13.40%	10.30%
Average Stockholders' Equity to Average Assets	7.03%	7.78%	7.65%	7.97%	7.47%
Allowance for Loan Losses as a % of Loans	1.33%	1.68%	1.96%	1.96%	1.38%
Loans to Total Deposits	60.31%	59.23%	65.88%	73.53%	83.17%



AUBURNBANK
www.auburnbank.com


"If you want to lift yourself up, lift up someone else."
Booker T. Washington



Report of Independent Registered Public Accounting Firm

The Board of Directors
Auburn National Bancorporation, Inc.:

We have audited the accompanying consolidated balance sheets of Auburn National Bancorporation, Inc. and subsidiary (the Company) as of December 31, 2004 and 2003, and the related consolidated statements of earnings, stockholders' equity and comprehensive income, and cash flows for each of the years in the three–year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Auburn National Bancorporation, Inc. and subsidiary as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three–year period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Birmingham, Alabama
March 18, 2005

AUBURN NATIONAL BANCORPORATION, INC.
AND SUBSIDIARY

Consolidated Balance Sheets

December 31, 2004 and 2003

Assets		**2004**	**2003**
Cash and due from banks (note 2)	$	9,037,412	12,270,957
Federal funds sold		17,394,000	14,067,000
Cash and cash equivalents		26,431,412	26,337,957
Interest-earning deposits with other banks		705,296	265,729
Investment securities held to maturity (fair value of $822,290 and $1,276,720 for December 31, 2004 and 2003, respectively) (note 3)		808,607	1,237,764
Investment securities available for sale (note 3)		281,390,464	284,081,123
Loans (notes 4)		258,942,834	257,092,056
Less allowance for loan losses		(3,455,515)	(4,312,554)
Loans, net		255,487,319	252,779,502
Premises and equipment, net (note 5)		2,679,305	2,876,052
Rental property, net (note 6)		1,330,180	1,427,285
Other assets (note 3)		22,328,726	21,109,501
Total assets	$	591,161,309	590,114,913
Liabilities and Stockholders' Equity			
Deposits:			
Noninterest-bearing	$	65,363,613	60,507,145
Interest-bearing (note 7)		363,975,157	373,534,995
Total deposits		429,338,770	434,042,140
Securities sold under agreements to repurchase (note 8)		7,612,922	6,654,332
Other borrowed funds (note 9)		98,223,505	98,372,188
Note payable to trust (note 10)		7,217,000	7,217,000
Accrued expenses and other liabilities		4,264,864	3,421,369
Total liabilities		546,657,061	549,707,029
Stockholders' equity (notes 16 and 17):			
Preferred stock of $0.01 par value. Authorized 200,000 shares; issued shares – none		—	—
Common stock of $0.01 par value. Authorized 8,500,000 shares; issued 3,957,135 shares		39,571	39,571
Additional paid-in capital		3,723,578	3,712,246
Retained earnings		42,669,061	38,092,829
Accumulated other comprehensive loss, net of tax		(361,109)	(828,816)
Less treasury stock, at cost – 110,274 shares and 64,567 shares for December 31, 2004 and 2003, respectively		(1,566,853)	(607,946)
Total stockholders' equity		44,504,248	40,407,884
Commitments and contingencies (note 14)			
Total liabilities and stockholders' equity	$	591,161,309	590,114,913

See accompanying notes to consolidated financial statements.

AUBURN NATIONAL BANCORPORATION, INC.
AND SUBSIDIARY

Consolidated Statements of Earnings

Years ended December 31, 2004, 2003, and 2002

	2004	2003	2002
Interest and dividend income:			
Loans, including fees	$ 15,806,642	16,299,018	18,459,669
Investment securities:			
Taxable	9,821,817	8,224,739	8,872,169
Tax-exempt	1,417,907	313,880	172,171
Federal funds sold	118,321	92,498	213,999
Interest-earning deposits with other banks	12,634	10,002	33,848
Total interest and dividend income	27,177,321	24,940,137	27,751,856
Interest expense:			
Deposits (note 7)	8,124,708	8,547,949	10,173,324
Securities sold under agreements to repurchase and federal funds purchased (note 8)	32,032	47,901	53,192
Other borrowings (note 9)	4,351,595	2,825,987	2,954,947
Total interest expense	12,508,335	11,421,837	13,181,463
Net interest income	14,668,986	13,518,300	14,570,393
Provision for loan losses (note 4)	600,000	675,000	1,680,000
Net interest income after provision for loan losses	14,068,986	12,843,300	12,890,393
Noninterest income:			
Service charges on deposit accounts	1,489,612	1,496,680	1,398,490
Investment securities gains, net (note 3)	733,428	994,699	492,776
Other (note 18)	4,692,022	4,281,260	3,501,038
Total noninterest income	6,915,062	6,772,639	5,392,304
Noninterest expense:			
Salaries and benefits (note 13)	5,386,800	4,751,166	4,642,133
Net occupancy expense	1,234,234	1,251,128	1,229,416
Other (note 18)	5,504,002	5,911,690	5,271,840
Total noninterest expense	12,125,036	11,913,984	11,143,389
Earnings before income taxes	8,859,012	7,701,955	7,139,308
Income tax expense (note 12)	2,349,236	2,283,435	2,084,653
Net earnings	$ 6,509,776	5,418,520	5,054,655
Earnings per share – basic	1.68	1.39	1.30
Earnings per share – diluted	1.68	1.39	1.30
Weighted average shares outstanding – basic	3,870,198	3,894,969	3,894,649
Weighted average shares outstanding – diluted	3,871,273	3,895,728	3,894,925

See accompanying notes to consolidated financial statements.

AUBURN NATIONAL BANCORPORATION, INC.
AND SUBSIDIARY

Consolidated Statements of Stockholders' Equity and Comprehensive Income

Years ended December 31, 2004, 2003, and 2002

	Comprehensive income	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock	Total
		Shares	Amount					
Balances at December 31, 2001		3,957,135	39,571	3,707,472	31,202,869	1,436,880	(552,859)	35,833,933
Comprehensive income:								
Net earnings	$ 5,054,655	—	—	—	5,054,655	—	—	5,054,655
Other comprehensive income due to unrealized gain on investment securities available for sale, net (note 11)	405,219	—	—	—	—	405,219	—	405,219
Total comprehensive income	$ 5,459,874							
Cash dividends paid ($0.44 per share)		—	—	—	(1,713,654)	—	—	(1,713,654)
Sale of treasury stock (200 shares)		—	—	971	—	—	1,300	2,271
Balances at December 31, 2002		3,957,135	39,571	3,708,443	34,543,870	1,842,099	(551,559)	39,582,424
Comprehensive income:								
Net earnings	$ 5,418,520	—	—	—	5,418,520	—	—	5,418,520
Other comprehensive loss due to unrealized loss on investment securities available for sale, net (note 11)	(2,670,915)	—	—	—	—	(2,670,915)	—	(2,670,915)
Total comprehensive income	$ 2,747,605							
Cash dividends paid ($0.48 per share)		—	—	—	(1,869,561)	—	—	(1,869,561)
Purchase of treasury stock (3,000 shares)		—	—	—	—	—	(61,262)	(61,262)
Sale of treasury stock (750 shares)		—	—	3,803	—	—	4,875	8,678
Balances at December 31, 2003		3,957,135	39,571	3,712,246	38,092,829	(828,816)	(607,946)	40,407,884
Comprehensive income:								
Net earnings	$ 6,509,776	—	—	—	6,509,776	—	—	6,509,776
Other comprehensive gain due to unrealized gain on investment securities available for sale and derivatives, net (note 11)	467,707	—	—	—	—	467,707	—	467,707
Total comprehensive income	$ 6,977,483							
Cash dividends paid ($0.50 per share)		—	—	—	(1,933,544)	—	—	(1,933,544)
Purchase of treasury stock (47,782 shares)		—	—	—	—	—	(972,394)	(972,394)
Sale of treasury stock (2,075 shares)		—	—	11,332	—	—	13,487	24,819
Balances at December 31, 2004		3,957,135	$ 39,571	3,723,578	42,669,061	(361,109)	(1,566,853)	44,504,248

See accompanying notes to consolidated financial statements.

AUBURN NATIONAL BANCORPORATION, INC.
AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2004, 2003, and 2002

	2004	2003	2002
Cash flows from operating activities:			
Net earnings	$ 6,509,776	5,418,520	5,054,655
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	492,732	557,146	490,749
Net amortization of investment security discounts/premiums	1,246,042	1,711,893	603,075
Provision for loan losses	600,000	675,000	1,680,000
Deferred tax (benefit) expense	(1,079,698)	427,704	313,362
Loans originated for resale	(63,708,998)	(107,507,779)	(66,842,809)
Proceeds from sale of loans originated for resale	66,309,410	108,656,026	70,358,000
Loss on sale of premises and equipment	2,305	34,693	44,522
Loss (gain) on sale and calls of investment securities	183,633	(994,699)	(492,776)
Gain on exchange of privately-held stock investment	(917,061)	—	—
Loss on sale of other real estate	6,984	70,694	73,350
Decrease (increase) in interest receivable	68,748	(273,677)	132,080
Decrease (increase) in other assets	991,820	(346,683)	(1,003,800)
Decrease in interest payable	(247,079)	(74,947)	(491,587)
Increase (decrease) in accrued expenses and other liabilities	1,954,272	(448,037)	943,907
Net cash provided by operating activities	12,412,886	7,905,854	10,862,728
Cash flows from investing activities:			
Proceeds from sales of investment securities available for sale	77,533,760	82,443,026	16,892,073
Proceeds from maturities/calls/paydowns of investment securities available for sale	40,209,751	116,628,669	62,340,614
Purchases of investment securities available for sale	(115,486,766)	(305,345,720)	(126,415,939)
Proceeds from maturities/calls/paydowns of investment securities held to maturity	428,908	6,704,668	8,304,280
Net (increase) decrease in loans	(6,196,353)	801,520	4,850,211
Purchases of premises and equipment	(135,073)	(140,658)	(386,030)
Proceeds from sale of premises and equipment and other real estate	279,051	711,094	1,585,380
Additions to rental property	(11,499)	(5,806)	(82,255)
Net (increase) decrease in interest-earning deposits with other banks	(439,567)	332,691	255,341
Proceeds from sale of privately-held stock investment	(1,044,061)	—	—
Investment in FHLB stock	(683,000)	(2,240,000)	—
Net cash used in investing activities	(5,544,849)	(100,110,516)	(32,656,325)

AUBURN NATIONAL BANCORPORATION, INC.
AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2004, 2003, and 2002

	2004	2003	2002
Cash flows from financing activities:			
Net increase in noninterest-bearing deposits	$ 4,856,468	7,387,766	4,868,707
Net (decrease) increase in interest-bearing deposits	(9,559,838)	31,463,010	20,655,143
Net increase (decrease) in securities sold under agreements to repurchase	958,590	(5,335,002)	1,853,456
Borrowings from FHLB	10,000,000	55,000,000	—
Repayments to FHLB	(10,018,250)	(10,043,250)	(118,251)
Repayments of other borrowed funds	(130,433)	(21,045)	(26,507)
Proceeds from the note payable to Trust	—	7,217,000	—
Purchase of treasury stock	(972,394)	(61,262)	—
Sale of treasury stock	24,819	8,678	2,271
Dividends paid	(1,933,544)	(1,869,561)	(1,713,654)
Net cash (used in) provided by financing activities	(6,774,582)	83,746,334	25,521,165
Net increase (decrease) in cash and cash equivalents	93,455	(8,458,328)	3,727,568
Cash and cash equivalents at beginning of year	26,337,957	34,796,285	31,068,717
Cash and cash equivalents at end of year	$ 26,431,412	26,337,957	34,796,285
Supplemental information on cash payments:			
Interest paid	$ 12,755,414	11,496,784	13,854,400
Income taxes paid	1,843,388	1,918,796	2,189,835
Supplemental information on noncash transactions:			
Real estate acquired through foreclosure	338,825	185,236	1,192,893
Loans to facilitate the sale of other real estate	—	333,800	—

See accompanying notes to consolidated financial statements.

AUBURN NATIONAL BANCORPORATION, INC.
AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

(1) Summary of Significant Accounting Policies

Auburn National Bancorporation, Inc. (the Company) provides a full range of banking services to individual and corporate customers in Lee County, Alabama and surrounding counties through its subsidiary, AuburnBank (the Bank). The Company and the Bank are subject to competition from other financial institutions. The Company and the Bank are also subject to the regulations of certain federal and state agencies and undergo periodic examinations by those regulatory authorities. The Company does not have any segments other than banking that are considered material.

The accounting policies followed by the Company and its subsidiary and the methods of applying these principles conform with accounting principles generally accepted in the United States of America and with general practice within the banking industry. Certain principles which significantly affect the determination of financial position, results of operations and cash flows are summarized below.

(a) Basis of Financial Statement Presentation

The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the balance sheet and revenues and expenses for the period. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change in the near–term relate to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management obtains independent appraisals for significant properties that serve as collateral.

Management believes that the allowance for losses on loans is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for losses on loans. Such agencies may require the Bank to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

The Bank's real estate loans are secured by real estate located principally in Lee County, Alabama and surrounding areas. In addition, the foreclosed real estate owned by the Bank is located in this same area. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio and the recovery of real estate owned are susceptible to changes in market conditions in this area.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiary, AuburnBank.

(c) Cash Equivalents

Cash equivalents include amounts due from banks and federal funds sold. Federal funds are generally sold for one–day periods.

(d) Investment Securities

The Company accounts for investment securities under the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities* whereby investment securities are classified in one of three portfolios: (i) trading account securities, (ii) held to maturity securities, and (iii) securities available for sale. Trading account securities are stated at fair value. The Company does not have trading account securities. Investment securities held to maturity are those for which the Company has both the intent and ability to hold until maturity and are stated at cost adjusted for amortization of premiums and accretion of discounts. Investment securities available for sale are stated at fair value with any unrealized gains and losses reported as a separate component of stockholders' equity, net of taxes, until realized.

Accretion of discounts and amortization of premiums are calculated using a method that approximates the effective interest method over the anticipated life of the security, taking into consideration prepayment assumptions. Gains and losses from the sale of investment securities are computed under the specific identification method.

A decline in the fair value below cost of any available for sale or held to maturity security that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for the security.

(e) Loans

Loans that the Company has the intent and ability to hold for the foreseeable future or until maturity are recorded at principal amounts outstanding, net of unearned income and allowance for loan losses. Interest on loans is credited to income on the simple interest method.

It is the policy of the Company to discontinue the accrual of interest when principal or interest payments become more than ninety days delinquent. When a loan is placed on a nonaccrual basis, any interest previously accrued but not collected is reversed against current income unless the collateral for the loan is sufficient to cover the accrued interest. Income on such loans is then recognized only to the extent that cash is received and where the future collection of principal is probable. Interest accruals are recorded on such loans only when they are brought fully current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectible as to both principal and interest.

The Company accounts for impaired loans in accordance with SFAS No. 114, *Accounting by Creditors for Impairment of a Loan*, as amended by SFAS No. 118, *Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosures*. Under the provisions of SFAS No. 114 and SFAS No. 118, management considers a loan to be impaired when it is probable that the agreement. A loan is also considered impaired if its terms are modified in a troubled debt restructuring and the restructuring agreement specifies an interest rate below the rate that the Company is willing to accept for a new loan with comparable risk. When a loan is considered impaired, the amount of impairment is measured based on the present value of expected future cash flows discounted at the note's effective interest rate, unless the loan is collateral–dependent, for which the fair value of the collateral is used to determine the amount of impairment. Impairment losses are included in the allowance for loan losses through the provision for loan losses. Impaired loans are charged to the allowance when such loans are deemed to be uncollectible. Subsequent recoveries are added to the allowance.

When a loan is considered impaired, cash receipts are applied under the contractual terms of the loan agreement, first to principal and then to interest income. Once the recorded principal balance has been reduced to zero, future cash receipts are applied to interest income, to the extent that any interest has not been recognized. Any further cash receipts are recorded as recoveries of any amount previously charged off.

The Company originates mortgage loans to be held for sale only for loans that have been pre–approved by the investor. The Company bears minimal interest rate risk on these loans. Such loans are stated at the lower of cost or aggregate fair value.

(f) *Allowance for Loan Losses*

The amount of provision for loan losses charged to earnings is based on actual loss experience, periodic specific reviews of significant and nonperforming loan relationships, and management's evaluation of the loan portfolio under current economic conditions. Such provisions, adjusted for loan charge–offs and recoveries, comprise the allowance for loan losses. Provision amounts are largely determined based on loan classifications determined through credit quality reviews using estimated loss factors based on historical loss experience. Such loss factors are adjusted periodically based on changes in loss experience.

Loans are charged against the allowance when management determines such loans to be uncollectible. Subsequent recoveries are credited to the allowance.

(g) *Premises and Equipment*

Land is stated at cost. Premises and equipment are stated at cost, less accumulated depreciation. Depreciation is computed principally on a straight–line method for buildings, furniture, fixtures, and equipment over the estimated useful lives of the assets, which range from three to 39 years.

(h) *Rental Property*

Rental property consists of land, buildings, and furniture, fixtures, and equipment which are rented by the Company to the Bank and the general public. Rental property is stated at cost less accumulated depreciation. Depreciation is computed principally on a straight–line method for buildings, furniture, fixtures, and equipment over the shorter of estimated useful lives of the assets or the lease period.

(i) ***Other Real Estate***

Real estate acquired through foreclosure or in lieu of foreclosure is carried at the lower of cost or fair value, as determined by independent appraisals, adjusted for estimated selling costs. Any write–down at the time of foreclosure is charged to the allowance for loan losses. Subsequent declines in fair value below acquisition cost and gains or losses on the sale of these properties are credited or charged to earnings.

(j) ***Derivative Financial Instruments and Hedging Activities***

As part of its overall interest rate risk management activities, the Company utilizes derivative instruments (i) to modify the repricing characteristics of assets and liabilities and (ii) to hedge the fair value risk of fixed–rate liabilities. The primary instruments utilized by the Company are interest rate swaps and interest rate floor and cap arrangements. Interest rate swap transactions generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal amounts. Entering into interest rate swap agreements involves not only the risk of dealing with counterparties and their ability to meet the terms of the contracts but also the risk associated with the movements in interest rates. These risks are considered in the Bank's overall asset liability management program. Notional principal amounts often are used to express the volume of these transactions; however, the amounts potentially subject to credit risk are much smaller. The Bank utilizes periodic financial statements issued by the counterparty to analyze the creditworthiness of the counterparty prior to entering into a contract and to monitor changes in the financial condition of the counterparty throughout the term of the contract.

The fair value of these derivative financial instruments is based on dealer quotes or third–party financial models and are recorded as assets or liabilities and are recognized on the balance sheet at their fair value. Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge along with the gain or loss on the hedged asset or liability that are attributable to the risk being hedged is recognized in earnings in the period of change. If the hedged exposure is a cash flow exposure, the effective portion of the gain or loss on the derivative instrument is recorded initially as a component of accumulated other comprehensive income, and subsequently reclassified into earnings when the forecasted transaction affects earnings. Any amounts excluded from the assessment of hedge effectiveness, as well as the ineffective portion of the gain or loss, are reported in earnings immediately. If the derivative instrument is not designated as a hedge, the gain or loss would be recognized in earnings in each period. The net settlement on the Company's fair value hedges is recorded in earnings on an accrual basis.

As of December 31, 2004, the Company had a cash flow hedge with a notional amount of $10 million for the purpose of converting the interest payments on floating rate money market accounts to a fixed rate. The Company will start exchanging payments in March 2005 for this interest rate swap based on the three month Treasury bill investment rate. As of December 31, 2004, the Company recorded a liability of $216,000 for this swap. This interest rate swap will mature in July 2007. There was not any material hedge ineffectiveness from this cash flow hedge recognized in the income statement. The Company had no cash flow hedges at December 31, 2003.

(k) Income Taxes

Income taxes are accounted for under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company files its federal income tax returns on a consolidated basis.

(l) Earnings per Share

Basic earnings per share are computed on the weighted average number of shares outstanding in accordance with SFAS No. 128, *Earnings Per Share*. The Company reserved 450,000 shares of common stock in May 1994 for issuance under stock option plans. This plan expired in May 2004. During 2003, the Company granted 4,000 options with an exercise price of $13.39 which was equal to the closing market price on the date of grant. During 2002, the Company granted 3,000 options with an exercise price of $11.35 which was equal to the closing market price on the date of grant. No options were granted in 2004 or years previous to 2002.

A reconciliation of the numerator and denominator of the basic EPS computation to the diluted EPS computation for the three years ended December 31 is as follows:

		2004	2003	2002
Basic:				
Net income	$	6,509,776	5,418,520	5,054,655
Average common shares outstanding		3,870,198	3,894,969	3,894,649
Earnings per share	$	1.68	1.39	1.30
Diluted:				
Net income	$	6,509,776	5,418,520	5,054,655
Average common shares outstanding		3,870,198	3,894,969	3,894,649
Dilutive effect of options issued		1,075	759	276
Average diluted shares outstanding		3,871,273	3,895,728	3,894,925
Earnings per share	$	1.68	1.39	1.30

The Company had no options that were issued and not included in the calculation of diluted earnings per share for the years ended December 31, 2004, 2003 and 2002.

(m) Stock–based compensation

The Company applies Accounting Principles Board (APB) Opinion No. 25, *Accounting for Stock* and, accordingly, does not recognize compensation cost for stock options granted when the option price is greater than or equal to the underlying stock price. This accounting method is referred to as the intrinsic value method. The Company provides the pro–forma disclosures of SFAS No. 123, *Accounting for Stock–Based Compensation*, as amended by SFAS No. 148, using the fair value method of accounting for stock–based compensation.

The Company granted 4,000 options on January 1, 2003 with an exercise price of $13.39 which was equal to the closing market price on the date of grant. Each option had a fair value of $2.06 and $3.51 at December 31, 2004 and 2003, respectively. These options vested on the date of grant and expire on December 31, 2006. During 2004 and 2003, 800 and 200 options were exercised, respectively. In addition, 200 options expired in 2003. At December 31, 2004, 2,800 options were outstanding with a remaining contractual life of two years.

The Company granted 3,000 options on January 1, 2002 with an exercise price of $11.35 which was equal to the closing market price on the date of grant. Each option had a fair value of $3.51 and $5.17 at December 31, 2004 and 2003, respectively. These options vested on the date of grant and expire on December 31, 2005. During 2004 and 2003, 1,200 and 500 options were exercised, respectively. At December 31, 2004, 1,100 options were outstanding with a remaining contractual life of one year.

The following table illustrates the effect on net earnings and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock–based employee compensation:

		2004	2003	2002
		(In thousands, except per share data)		
Net earnings – as reported	$	6,509,776	5,418,520	5,054,655
Deduct:				
Total stock–based employee compensation expense determined under fair value based method for all awards, net of related tax effects		7,738	17,740	9,846
Net earnings – pro forma	$	6,502,038	5,400,780	5,044,809
Earnings per share – as reported				
Basic	$	1.68	1.39	1.30
Diluted		1.68	1.39	1.30
Earnings per share – pro forma				
Basic	$	1.68	1.39	1.30
Diluted		1.68	1.39	1.30

AUBURN NATIONAL BANCORPORATION, INC.
AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

The fair value of the option grant is estimated on the date of grant using the Black–Scholes option–pricing model with the following assumptions:

	Options granted in	
	2003	**2002**
Expected stock price volatility	43.08%	43.08%
Risk free interest rate	2.90%	2.65%
Expected life of options	2 years	1 year
Dividend yield	2.45%	2.45%

(n) Recent Accounting Pronouncements

In March 2004, the SEC issued Staff Accounting Bulletin No. 105, *Application of Accounting Principles to Loan Commitments*. Current accounting guidance requires the commitment to originate mortgage loans to be held for sale be recognized on the balance sheet at fair value from inception through expiration or funding. SAB 105 requires that the fair-value measurement include only differences between the guaranteed interest rate in the loan commitment and a market interest rate, excluding any expected future cash flows related to the customer relationship or loan servicing. SAB 105 was effective for commitments to originate mortgage loans to be held for sale entered into after March 31, 2004. Its adoption did not have a material impact on the Company's consolidated balance sheets or statement of earnings.

In March 2004, the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force reached a consensus on EITF Issue No. 03-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*. EITF 03-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. Generally, an impairment is considered other-than-temporary unless: (i) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for an anticipated recovery of fair value up to (or beyond) the cost of the investment; and (ii) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value. Certain disclosure requirements of EITF 03-1 were adopted in 2003 and the Company began presenting the new disclosure requirements in its consolidated financial statements for the year ended December 31, 2003. The recognition and measurement provisions were initially effective for other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. However, in September 2004, the effective date of these provisions was delayed until the finalization of a FASB Staff Position (FSP) to provide additional implementation guidance. Its adoption is not expected to have a material impact on the consolidated balance sheets or statement of earnings for the Company.

Statement of Position 03-03, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* (SOP 03-03) addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. SOP 03-03 does not apply to loans originated by the entity. SOP 03-03 is effective for loans acquired in fiscal years beginning after December 15, 2004. Early adoption is encouraged. Specific transition guidance applies to certain loans that currently are within the scope of Practice Bulletin 6, *Amortization of Discounts on Certain Acquired Loans.* Its adoption is not expected to have a material impact on the consolidated balance sheets or statement of earnings for the Company.

In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), *Share-Based Payment* ("SFAS No. 123R"), which revised SFAS No. 123, *Accounting for Stock-Based Compensation.* This statement supercedes APB Opinion No. 25, *Accounting for Stock Issued to Employees.* The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of income. The revised statement is effective as of the first interim period beginning after June 15, 2005. Its adoption is not expected to have a material impact on the consolidated balance sheets or statement of earnings for the Company.

(o) Reclassifications

Certain 2003 and 2002 amounts have been reclassified to conform to the 2004 presentation.

(2) Cash and Due from Banks

The Bank is required to maintain certain average cash reserve balances in accordance with Federal Reserve Board requirements. There were no required balances as of December 31, 2004 and 2003.

(3) Investment Securities

The amortized cost and fair value of investment securities at December 31, 2004, were as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities held to maturity:				
State and political subdivisions	362,000	—	—	362,000
Mortgage-backed securities	446,607	13,683	—	460,290
	$ 808,607	13,683	—	822,290
Investment securities available for sale:				
U.S. government agencies, excluding mortgage-backed securities	$ 58,024,567	132,203	356,255	57,800,515
State and political subdivisions	41,570,722	839,681	21,730	42,388,673
Corporate securities	6,216,239	96,451	—	6,312,690
Collateralized mortgage obligations	17,632,426	4,168	123,327	17,513,267
Mortgage-backed securities	158,332,360	313,364	1,270,405	157,375,319
	$ 281,776,314	1,385,867	1,771,717	281,390,464

The composition of the investment securities with an unrealized loss position at December 31, 2004 is shown below including the investment securities with an unrealized loss of less than twelve months and twelve months or longer.

	Investments With an Unrealized Loss of Less than 12 Months		Investments With an Unrealized Loss of 12 Months or Longer	
	Fair value	Unrealized losses	Fair value	Unrealized losses
U.S. government agencies, excluding mortgage-backed securities	$ 19,115,985	192,414	7,819,688	163,841
State and political subdivisions	5,198,813	21,730	—	—
Collateralized mortgage obligations	11,713,310	123,327	—	—
Mortgage-backed securities	77,772,894	544,534	32,972,741	725,871
	$ 113,801,002	882,005	40,792,429	889,712

Management evaluates securities when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than costs, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for period of time sufficient to allow for any anticipated recovery in fair value. The declines in fair value noted above were attributable to increases in interest rates and not attributable to credit quality. Since the Company has the ability and intent to hold all of these investments until a market price recovery or maturity, these investments were not considered other-than-temporarily impaired.

The amortized cost and fair value of investment securities at December 31, 2003 were as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Investment securities held to maturity:				
State and political subdivisions	370,000	—	—	370,000
Collateralized mortgage obligations	—	—	—	—
Mortgage-backed securities	867,764	38,956	—	906,720
	$ 1,237,764	38,956	—	1,276,720
Investment securities available for sale:				
U.S. government agencies, excluding mortgage-backed securities	$ 62,866,562	205,551	405,486	62,666,627
State and political subdivisions	27,892,370	277,557	93,787	28,076,140
Corporate securities	5,221,236	65,308	9,014	5,277,530
Collateralized mortgage obligations	16,139,661	23,986	79,746	16,083,901
Mortgage-backed securities	172,319,223	359,500	1,459,968	171,218,755
Equity securities	1,023,432	—	265,262	758,170
	$ 285,462,484	931,902	2,313,263	284,081,123

As of December 31, 2003, the Company had one investment which had been in an unrealized loss position greater than one year in which the Company decided not to write down to its fair value because of management's belief that the impairment was temporary. The Company owned 52,396 shares of Concord EFS stock. On December 31, 2003, the stock had a fair value of $265,000 below historical cost. The Company believed the decrease was due to the past uncertainties from the proposed merger of Concord and First Data which closed in February 2004. Based on the a review of analysts' expectations, the Company's management believed that Concord was well positioned with healthy market shares in the grocery, trucking and benefits payment sectors with a large book of recurring revenues. The Company expected that the merger should strengthen First Data's merchant processing payment processing, electronic payments and debit card businesses and that steadily improving economic conditions should positively impact First Data's 2004 operations. Although First Data's stock price remained relatively stable in 2004, the Company sold the stock during 2004 and realized a loss of $214,818.

The amortized cost and fair value of investment securities at December 31, 2004, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without prepayment penalties.

		Amortized cost	Fair value
Investment securities held to maturity:			
Due after ten years	$	362,000	362,000
Mortgage-backed securities		446,607	460,290
Total	$	808,607	822,290
Investment securities available for sale:			
Due after one year through five years		27,373,396	27,246,517
Due after five years through ten years		21,078,746	21,143,610
Due after ten years		51,143,147	51,799,060
Subtotal		99,595,289	100,189,187
Corporate securities		6,216,239	6,312,690
Mortgage-backed securities		158,332,360	157,375,319
Collateralized mortgage obligations		17,632,426	17,513,268
Total	$	281,776,314	281,390,464

Proceeds from the sale of investment securities available for sale during the years ended December 31, 2004, 2003, and 2002 were $77,533,760, $82,443,026, and $16,892,073, respectively. Gross gains of $405,507, $1,125,798, and $492,776 were realized on the sales for the years ended December 31, 2004, 2003, and 2002, respectively. Gross losses of $589,140, $131,099 and $32,571 were realized on the sales for the years ended December 31, 2004, 2003 and 2002, respectively. In addition, the Company sold a privately-held investment in 2004 for a realized gain of $917,061.

Investment securities with an aggregate fair value of $218,575,811 and $209,285,826 at December 31, 2004 and 2003, respectively, were pledged to secure public and trust deposits as required by law and for other purposes.

The Company maintains a diversified investment portfolio, including held to maturity and available–for–sale securities, with limited concentration in any given region, industry, or economic characteristic.

Included in other assets is stock in the Federal Home Loan Bank (FHLB) of Atlanta. FHLB stock is carried at cost, has no contractual maturity, has no quoted fair value, and no ready market exists. The investment in the stock is required of every member of the FHLB system. The investment in the stock was $5,595,200 and $4,912,200 at December 31, 2004 and 2003, respectively.

(4) Loans

At December 31, 2004 and 2003, the composition of the loan portfolio was as follows:

		2004	2003
Commercial, financial, and agricultural	$	49,757,919	54,998,933
Leases – commercial		5,397,519	6,630,351
Real estate – construction:			
Commercial		944,673	2,098,839
Residential		5,426,195	4,865,773
Real estate – mortgage:			
Commercial		136,036,617	122,397,493
Residential		42,545,143	41,987,725
Real estate – held for sale		7,813,539	12,439,618
Consumer installment		11,021,229	11,673,324
Total loans		258,942,834	257,092,056
Less allowance for loan losses		3,455,515	4,312,554
Loans, net	$	255,487,319	252,779,502

During 2004 and 2003, certain executive officers and directors of the Company and the Bank, including companies with which they are associated, were loan customers of the Bank. Total loans outstanding to these persons at December 31, 2004 and 2003 amounted to $5,628,300 and $5,703,828, respectively. The change from 2003 to 2004 reflects payments of $4,391,573 and advances of $4,316,045. In management's opinion, these loans were made in the ordinary course of business at normal credit terms, including interest rate and collateral requirements, and do not represent more than normal credit risk.

A summary of the transactions in the allowance for loan losses for the years ended December 31, 2004, 2003, and 2002 is as follows:

		2004	2003	2002
Balance at beginning of year	$	4,312,554	5,104,165	5,339,945
Provision charged to earnings		600,000	675,000	1,680,000
Loan recoveries		309,042	110,813	357,341
Loans charged off		(1,766,081)	(1,577,424)	(2,273,121)
Balance at end of year	$	3,455,515	4,312,554	5,104,165

At December 31, 2004 and 2003, the Company had $677,252 and $471,441, respectively, of impaired loans. Impaired loans at December 31, 2004 and 2003 in the amount of $677,252 and $471,441, respectively, have a related valuation allowance of $176,860 and $309,181 at December 31, 2004 and 2003, respectively.

For the years ended December 31, 2004, 2003, and 2002, the average recorded investment in impaired loans was $339,593, $1,408,378, and $7,394,190, respectively. The amount of interest income on impaired loans recognized during 2004, 2003, and 2002 amounted to $0, $48,817 and $135,385, respectively.

Nonperforming loans, consisting of loans on nonaccrual status and accruing loans past due greater than 90 days, amounted to $710,649 and $1,704,080 at December 31, 2004 and 2003, respectively. Nonaccrual loans were $710,649 and $1,704,080, at December 31, 2004 and 2003, respectively. Interest that would have been recorded on nonaccrual loans had they been in accruing status was approximately $92,000, $180,000 and $462,000, in 2004, 2003, and 2002, respectively.

The Company had approximately $105,000 in real estate acquired by foreclosure at December 31, 2004. The Company had no real estate acquired by foreclosure at December 31, 2003.

The Company originates real estate mortgage loans which are sold in the secondary market. The Company retains the servicing for residential real estate loans that are sold to FNMA. The Company's loan servicing portfolio consisted of 1,518 loans with an outstanding balance of $154,020,527; 1,409 loans with an outstanding balance of $139,684,559 and 1,188 loans with an outstanding balance of $107,671,929, as of December 31, 2004, 2003, and 2002, respectively.

(5) Premises and Equipment

Premises and equipment at December 31, 2004 and 2003 are summarized as follows:

	2004	2003
Land	$ 407,747	407,747
Buildings	3,002,703	2,970,259
Furniture, fixtures, and equipment	3,587,476	3,766,484
Total premises and equipment	6,997,926	7,144,490
Less accumulated depreciation	4,318,621	4,268,438
	$ 2,679,305	2,876,052

(6) Rental Property

Rental property at December 31, 2004 and 2003 are summarized as follows:

	2004	2003
Land	$ 390,900	390,900
Buildings	2,201,144	2,189,646
Furniture, fixtures, and equipment	218,333	218,333
Total rental property	2,810,377	2,798,879
Less accumulated depreciation	1,480,197	1,371,594
	$ 1,330,180	1,427,285

(7) Interest–Bearing Deposits

At December 31, 2004 and 2003, the composition of interest–bearing deposits was as follows:

	2004	2003
NOW	$ 64,938,344	87,352,561
Money market	96,983,400	78,881,031
Savings	19,656,254	18,026,285
Certificates of deposit under $100,000	87,183,821	85,400,560
Certificates of deposit and other time deposits of $100,000 and over	95,213,338	103,874,558
	$ 363,975,157	373,534,995

Interest expense on certificates of deposit and other time deposits of $100,000 and over amounted to approximately $2,322,000, $2,954,000, and $3,029,000, in 2004, 2003, and 2002, respectively.

The following table presents the maturities of certificates of deposit and other time deposits of $100,000 or more at December 31, 2004.

Years ending December 31:	
2005	$ 50,777,806
2006	15,758,299
2007	9,985,747
2008	5,278,918
2009	13,412,568
Thereafter	—
	$ 95,213,338

During 2004 and 2003, certain executive officers and directors of the Company and Bank, including companies with which they are associated, were deposit customers of the Bank. Total deposits of these persons at December 31, 2004 and 2003 amounted to $12,919,323 and $10,964,149, respectively.

AUBURN NATIONAL BANCORPORATION, INC.
AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

(8) Securities Sold Under Agreements to Repurchase

The securities sold under agreements to repurchase at December 31, 2004, 2003 and 2002 are collateralized by obligations of the U.S. Government or its corporations and agencies, state and municipal securities, or mortgage–backed securities, which are held by independent trustees. The following summarizes pertinent data related to the securities sold under agreements to repurchase as of and for the years ended December 31, 2004, 2003, and 2002.

		2004	2003	2002
Weighted average borrowing rate at year end		2.23%	0.89%	1.19%
Weighted average borrowing rate during the year		1.20%	1.02%	1.60%
Average daily balance during the year	$	2,524,643	3,192,075	3,265,000
Maximum month-end balance during the year		7,612,922	8,492,969	11,989,000

(9) Other Borrowed Funds

Other borrowed funds at December 31, 2004 and 2003 consisted of the following:

	Maturity Dates	Weighted Average Interest rate		2004	2003
Federal Home Loan Bank borrowings:					
Fixed rate	2008-2017	5.53%	$	15,223,505	241,755
LIBOR-based floating rate	2008-2014	4.14%		83,000,000	98,000,000
Notes payable				—	130,433
			$	98,223,505	98,372,188

Required annual principal payments on long–term debt for years subsequent to December 31, 2004 are as follows:

		FHLB Borrowings
2005	$	18,250
2006		18,250
2007		18,250
2008		25,018,250
2009		15,018,250
Thereafter		58,132,255
Total	$	98,223,505

On February 11, 2004, the FHLB increased the Bank's available line to 30% of the Bank's total assets from 25%. Based on these availabilities, the Bank had a line of credit of $176,816,000 at December 31, 2004 and $146,868,000 at December 31, 2003. Interest expense on FHLB advances was $4,045,403, $2,770,890, and $2,946,247 in 2004, 2003, and 2002, respectively. The advances and line of credit are collateralized by the Bank's investment in the stock of the FHLB, all eligible first mortgage residential loans, and investment securities with a lendable collateral value totaling $78,286,571, which are sufficient to draw the full line of credit.

(10) Note Payable to Trust

In November, 2003, the Company established Auburn National Bancorporation Capital Trust I ("Trust"), a wholly-owned statutory business trust. The Company is the sole sponsor of the trust and owns $217,000 of the Trust's common securities. The Trust was created for the exclusive purpose of issuing 30-year capital trust preferred securities ("Trust Preferred Securities") in the aggregate amount of $7,000,000 and using the proceeds from the issuance of the common and preferred securities to purchase $7,217,000 of junior subordinated debentures ("Note Payable to Trust") issued by The Bankers Bank. The sole asset of the Trust is the Note Payable to Trust. The Company's $217,000 investment in the Trust is included in other assets in the accompanying consolidated balance sheet and the $7,217,000 obligation of the Company is included in notes payable.

The Trust Preferred Securities bear a floating interest rate equal to the prime rate of interest plus 0.125% set at the end of each quarter and mature on December 31, 2033. Distributions are payable quarterly. The Trust Preferred Securities are subject to mandatory redemption upon repayment of the Note Payable to Trust at their stated maturity date or their earlier redemption in an amount equal to their liquidation amount plus accumulated and unpaid distributions to the date of redemption. The Company guarantees the payment of distributions and payments for redemption or liquidation of the Trust Preferred Securities to the extent of funds held by the Trust. The Company's obligations under the Note Payable to Trust together with the guarantee and other back-up obligations, in the aggregate, constitute a full and unconditional guarantee by the Company of the obligations of the Trust under the Trust Preferred Securities.

The Note Payable to the Trust is unsecured, bear an interest rate equal to the prime rate of interest plus 0.125% set at the end of each quarter and mature on December 31, 2033. Interest is payable quarterly. The Company may defer the payment of interest at any time for a period not exceeding 20 consecutive quarters provided that deferral period does not extend past the stated maturity. During any such deferral period, distributions on the Trust Preferred Securities will also be deferred and the Company's ability to pay dividends on our common shares will be restricted.

Subject to approval by the Federal Reserve Bank of Atlanta, the Trust Preferred Securities may be redeemed prior to maturity at our option on or after December 31, 2008. The Trust Preferred Securities may also be redeemed at any time in whole (but not in part) in the event of unfavorable changes in laws or regulations that result in (1) the Trust becoming subject to federal income tax on income received on the Note Payable to Trust, (2) interest payable by the parent company on the Note Payable to Trust becoming non-deductible for federal tax purposes, (3) the requirement for the Trust to register under the Investment Company Act of 1940, as amended, or (4) loss of the ability to treat the Trust Preferred Securities as "Tier I capital" under the Federal Reserve capital adequacy guidelines.

The Trust Preferred Securities currently qualify as Tier I capital under regulatory interpretations. On March 1, 2005, the Federal Reserve Board announced changes to its capital adequacy rules including the capital treatment of trust preferred securities. The Federal Reserve's new rules, which will take effect in early April of 2005, would permit the Company to continue to treat its outstanding trust preferred securities as Tier 1 Capital for the first 25 years of the 30 year term of the related junior subordinated notes. During the last five years preceding maturity, the amount included as capital will decline 20% per year. We believe that the Federal Reserve's final rule with respect to the capital treatment of trust preferred securities will not adversely affect our regulatory capital and that the Company and the Bank's capital ratios will remain at an adequate level to allow the Company and the Bank to continue to be "well capitalized" under applicable banking regulations.

The condensed financial information for the Trust is presented as follows:

Auburn National Bancorporation Capital Trust I
Condensed Balance Sheets
December 31, 2004 and 2003

Assets		**2004**	**2003**
Investment in subordinated debentures issued by the Company	$	7,217,000	7,217,000
Total assets	$	7,217,000	7,217,000
Liabilities and Stockholders' Equity			
Total Liabilities	$	—	—
Stockholders' equity:			
Trust preferred securities		7,000,000	7,000,000
Common stock (100% owned by the Company)		217,000	217,000
Total stockholders' equity		7,217,000	7,217,000
Total liabilities and stockholders' equity	$	7,217,000	7,217,000

Auburn National Bancorporation Capital Trust I
Condensed Statements of Earnings
Years ended December 31, 2004 and 2003

Income		**2004**	**2003**
Interest income from subordinated debentures issued by the Company	$	301,875	45,719
Net Income	$	301,875	45,719

AUBURN NATIONAL BANCORPORATION, INC.
AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

(11) Comprehensive Income (Loss)

The following table sets forth the amounts of other comprehensive income (loss) included in stockholders' equity along with the related tax effect for the years ended December 31, 2004, 2003, and 2002.

		Pretax amount	Tax (expense) benefit	Net of tax amount
2004:				
Net unrealized holding gains on investment securities available for sale arising during the year	$	1,728,939	(691,575)	1,037,364
Reclassification adjustment for net gains realized in net income		733,428	(293,371)	440,057
		995,511	(398,204)	597,307
Net unrealized holding losses on derivatives used as cash flow hedges arising during the year		(216,000)	86,400	(129,600)
Other comprehensive income	$	779,511	(311,804)	467,707
2003:				
Net unrealized holding loss on investment securities available for sale arising during the year	$	(3,456,827)	1,382,731	(2,074,096)
Reclassification adjustment for net gains realized in net income		994,699	(397,880)	596,819
Other comprehensive loss	$	(4,451,526)	1,780,611	(2,670,915)
2002:				
Net unrealized holding gains on investment securities available for sale arising during the year	$	1,168,140	(467,255)	700,885
Reclassification adjustment for net gains realized in net income		492,776	(197,110)	295,666
Other comprehensive income	$	675,364	(270,145)	405,219

(12) Income Tax Expense

Total income tax expense for the years ended December 31, 2004, 2003, and 2002 was allocated as follows:

		2004	2003	2002
Income from continuing operations	$	2,349,236	2,283,435	2,084,653
Stockholders' equity, for accumulated other comprehensive income (loss)		311,804	(1,780,611)	270,145

For the years ended December 31, 2004, 2003, and 2002 the components of income tax expense from continuing operations were as follows:

		2004	2003	2002
Current income tax expense:				
Federal	$	3,141,152	1,794,625	1,771,291
State		287,782	61,106	—
Total		3,428,934	1,855,731	1,771,291
Deferred income tax expense (benefit):				
Federal		(974,782)	347,100	364,702
State		(104,916)	80,604	(51,340)
Total		(1,079,698)	427,704	313,362
	$	2,349,236	2,283,435	2,084,653

Total income tax expense differed from the amount computed by applying the statutory federal income tax rate of 34% to pretax earnings as follows:

		2004	2003	2002
Income tax expense at statutory rate	$	3,012,064	2,618,665	2,427,365
Increase (decrease) resulting from:				
Tax-exempt interest		(450,857)	(98,484)	(58,281)
State income taxes net of Federal income tax effect		120,692	93,529	(33,884)
Low-income housing credit		(227,823)	(227,823)	(227,823)
Dividends received deduction		(20,208)	(8,610)	(9,525)
Bank owned life insurance		(171,020)	(171,360)	(171,818)
Other		86,388	77,518	158,619
	$	2,349,236	2,283,435	2,084,653

AUBURN NATIONAL BANCORPORATION, INC.
AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below:

		2004	2003
Deferred tax assets:			
Loans, principally due to allowance for loan losses	$	746,658	620,219
Principal amortization of leases		1,093,472	638,613
Unrealized loss on investment securities available for sale		154,339	552,543
Unrealized loss on derivatives		86,400	—
Other		299,585	81,428
Total gross deferred tax assets before valuation allowance		2,380,454	1,892,803
Valuation allowance		—	—
Total deferred tax assets		2,380,454	1,892,803
Deferred tax liabilities:			
Premises and equipment, principally due to differences in depreciation		2,410,724	2,225,368
Investments, principally due to discount accretion		214,499	180,908
Basis difference in equity investment		—	363,257
FHLB stock dividend		18,616	16,792
Prepaid expenses		125,402	68,624
Loans, principally due to differences in deferred loan fees		64,581	69,921
Deferred REIT income		271,512	543,024
Other		108,202	25,885
Total deferred tax liabilities		3,213,536	3,493,779
Net deferred tax liability	$	(833,082)	(1,600,976)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projection for future taxable income over the periods which the temporary differences resulting in the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences.

(13) Retirement Plans

The Bank has a defined contribution retirement plan that covers substantially all employees. Participants become 20% vested in their accounts after two years of service and 100% vested after six years of service. Contributions to the plan are determined by the board of directors. Company contributions to the plan amounted to $112,319, $97,372, and $89,353, in 2004, 2003, and 2002, respectively, and are included in salaries and benefits expense.

(14) Guarantees, Derivatives, and Contingent Liabilities

Off–Balance–Sheet Arrangements

The Company is a party to financial instruments with off–balance–sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such instruments involve elements of credit risk in excess of the amounts recognized in the consolidated financial statements.

The Company's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on–balance–sheet instruments.

The financial instruments whose contract amounts represent credit risk as of December 31, 2004 are as follows:

Commitments to extend credit	$	50,336,786
Standby letters of credit		4,149,308

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. All guarantees expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds various assets as collateral supporting those commitments for which collateral is deemed necessary. The Company has recorded a liability for the estimated fair value of these standby letters of credit of approximately $68,000 at December 31, 2004 based on the fees charged for these arrangements.

Contingent Liabilities

The Company and the Bank are involved in various legal proceedings, arising in connection with their business. In the opinion of management, based upon consultation with legal counsel, the ultimate resolution of these proceedings will not have a material adverse effect upon the financial position or results of operations of the Company and Bank.

(15) Fair Value of Financial Instruments

SFAS No. 107, *Disclosures about Fair Value of Financial Instruments* ("SFAS 107"), requires disclosure of fair value information about financial instruments, whether or not recognized on the face of the balance sheet, for which it is practicable to estimate that value. The assumptions used in the estimation of the fair value of the Company's financial instruments are explained below. Where quoted market prices are not available, fair values are based on estimates using discounted cash flow and other valuation techniques. Discounted cash flows can be significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. The following fair value estimates cannot be substantiated by comparison to independent markets and should not be considered representative of the liquidation value of the Company's financial instruments, but rather a good–faith estimate of the fair value of financial instruments held by the Company. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

(a) Cash, Cash Equivalents, and Interest–Earning Deposits with Other Banks

Fair value equals the carrying value of such assets.

(b) Investment Securities

The fair value of investment securities is based on quoted market prices.

(c) Loans

The fair value of loans is calculated using discounted cash flows. The discount rates used to determine the present value of the loan portfolio are estimated market discount rates that reflect the credit and interest rate risk inherent in the loan portfolio. The estimated maturities are based on the Company's historical experience with repayments adjusted to estimate the effect of current market conditions. The carrying amount of accrued interest approximates its fair value.

(d) Derivatives

Fair value of interest rate swaps is based on prices quoted by the counterparty. These values represent the estimated amount the Company would receive or pay to terminate the contracts or agreements, taking into account current interest rates and, when appropriate, the creditworthiness of the counterparties.

(e) Deposits

As required by SFAS 107, the fair value of deposits with no stated maturity, such as noninterest–bearing demand deposits, NOW accounts, savings and money market deposit accounts, is equal to the carrying value. Certificates of deposit have been valued using discounted cash flows. The discount rates used are based on estimated market rates for deposits of similar remaining maturities.

(f) Short–term Borrowings

The fair values of federal funds purchased, securities sold under agreements to repurchase, and other short–term borrowings approximate their carrying value.

(g) ***Long–term Borrowings***

The fair value of the Company's fixed rate long–term debt is estimated using discounted cash flows based on estimated current market rates for similar types of borrowing arrangements. The carrying amount of the Company's variable rate long–term debt approximates its fair value.

The carrying value and estimated fair value of the Company's financial instruments at December 31, 2004 and 2003 are as follows (in thousands):

	2004		2003	
	Carrying amount	**Estimated fair value**	**Carrying amount**	**Estimated fair value**
Financial assets:				
Cash and short-term investments	$ 27,137	27,137	26,604	26,604
Investment securities	282,199	282,213	285,319	285,358
Loans, net of allowance for loan losses	255,487	254,247	252,780	254,214
Financial liabilities:				
Deposits	429,339	424,310	434,042	433,110
Short-term borrowings	7,613	7,613	6,654	6,654
Long-term borrowings	105,441	108,305	105,589	107,094
Interest rate contracts:				
Swaps	(216)	(216)	64	64

(16) Common Stock and Capital Requirements

The Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory – and possibly additional discretionary – actions by regulators that, if undertaken, could have a direct material effect on the consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines that involve quantitative measures of the Company's and Bank's assets, liabilities, and certain off–balance–sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk–weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, that the Company and Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2004, based on its most recent notification, the Bank is categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk–based, Tier I risk–based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's capital category.

The actual capital amounts and ratios and the aforementioned minimums as of December 31, 2004 and 2003 are as follows (dollars in thousands):

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized underprompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Auburn National Bancorporation, Inc.						
As of December 31, 2004						
Total capital (to risk-weighted assets)	$ 55,428	17.15%	25,848	8.00%	N/A	N/A
Tier I risk-based capital (to risk-weighted assets)	51,973	16.09%	12,924	4.00%	N/A	N/A
Tier I leverage capital (to average assets)	51,973	8.86%	23,646	4.00%	N/A	N/A
As of December 31, 2003						
Total capital (to risk-weighted assets)	$ 52,279	16.53%	25,308	8.00%	N/A	N/A
Tier I risk-based capital (to risk-weighted assets)	48,320	15.27%	12,654	4.00%	N/A	N/A
Tier I leverage capital (to average assets)	48,320	8.85%	23,596	4.00%	N/A	N/A
AuburnBank						
As of December 31, 2004						
Total capital (to risk-weighted assets)	51,899	16.15%	25,700	8.00%	32,126	10.00%
Tier I risk-based capital (to risk-weighted assets)	48,443	15.08%	12,850	4.00%	19,275	6.00%
Tier I leverage capital (to average assets)	48,443	8.29%	23,576	4.00%	29,469	5.00%
As of December 31, 2003						
Total capital (to risk-weighted assets)	47,785	15.22%	25,112	8.00%	31,389	10.00%
Tier I risk-based capital (to risk-weighted assets)	43,857	13.97%	12,556	4.00%	18,834	6.00%
Tier I leverage capital (to average assets)	43,857	8.07%	23,499	4.00%	29,374	5.00%

(17) Dividends from Subsidiary

Dividends paid by the Bank are a principal source of funds available to the Company for payment of dividends to its stockholders and for other needs. Applicable federal and state statutes and regulations impose restrictions on the amounts of dividends that may be declared by the subsidiary bank. State statutes restrict the Bank from declaring dividends in excess of the sum of the current year's earnings plus the retained net earnings from the preceding two years without prior approval. In addition to the formal statutes and regulations, regulatory authorities also consider the adequacy of the Bank's total capital in relation to its assets, deposits, and other such items. Capital adequacy considerations could further limit the availability of dividends from the Bank. At December 31, 2004, the Bank could have declared additional dividends of approximately $11,535,000 without prior approval of regulatory authorities. As a result of this limitation, approximately $34,290,000 of the Company's investment in the Bank was restricted from transfer in the form of dividends.

(18) Supplemental Information

Components of other noninterest income exceeding 1% of revenues for any of the years in the three–year period ended December 31, 2004, include:

		2004	2003	2002
Merchant discounts and fees on Master Card and Visa sales	$	2,185,678	1,915,479	1,493,740
Gains on the sale of mortgage loans		348,173	683,989	364,841
Change in cash surrender value of Bank Owned Life Insurance		503,000	504,000	505,348
Servicing Fees		391,115	317,836	233,253

Components of other noninterest expense exceeding 1% of revenues for any of the years in the three–year period ended December 31, 2004, include:

		2004	2003	2002
Master Card and Visa processing fees	$	2,194,296	1,898,204	1,599,341
Marketing		304,383	286,060	459,268
Penalty on early payment of FHLB advances		—	715,000	—

(19) Parent Company Financial Information

The condensed financial information for Auburn National Bancorporation, Inc. (Parent Company Only) is presented as follows:

Parent Company Only
Condensed Balance Sheets
December 31, 2004 and 2003

Assets		2004	2003
Cash and due from banks	$	2,144,040	2,182,926
Investment securities available for sale		—	758,170
Investment in bank subsidiary		48,278,964	43,378,760
Premises and equipment, net		24	823
Rental property, net		1,330,180	1,427,285
Other assets		225,940	239,251
Total assets	$	51,979,148	47,987,215
Liabilities and Stockholders' Equity			
Other borrowed funds	$	—	130,432
Accrued expenses and other liabilities		257,900	231,899
Note payable to trust		7,217,000	7,217,000
Total liabilities		7,474,900	7,579,331
Stockholders' equity:			
Preferred stock of $0.01 par value; Authorized 200,000 shares; issued shares – none		—	—
Common stock of $0.01 par value; Authorized 8,500,000 shares; issued 3,957,135 shares		39,571	39,571
Additional paid-in capital		3,723,578	3,712,246
Retained earnings		42,669,061	38,092,829
Accumulated other comprehensive income		(361,109)	(828,816)
Less:			
Treasury stock, at cost – 110,274 shares and 64,567 shares for December 31, 2004 and 2003, respectively		(1,566,853)	(607,946)
Total stockholders' equity		44,504,248	40,407,884
Total liabilities and stockholders' equity	$	51,979,148	47,987,215

AUBURN NATIONAL BANCORPORATION, INC.
AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

Parent Company Only
Condensed Statements of Earnings
Years ended December 31, 2004, 2003, and 2002

		2004	2003	2002
Income:				
Cash dividends from bank subsidiary	$	2,237,000	1,869,602	1,711,838
Interest on bank deposits		29,114	—	—
Interest on investment securities:				
Taxable		—	—	32
Tax-exempt		—	5,801	12,011
Loss on exchange of investment securities		(214,818)	—	—
Other income		380,869	387,692	379,108
Total income		2,432,165	2,263,095	2,102,989
Expense:				
Interest on borrowed funds		306,193	55,097	8,700
Net occupancy expense		2,306	1,299	10,165
Salaries and benefits		4,654	6,437	3,502
Other		398,583	396,687	395,426
Total expense		711,736	459,520	417,793
Earnings before income tax benefit and equity in undistributed earnings of subsidiary		1,720,429	1,803,575	1,685,196
Applicable income tax benefit		(197,693)	(27,287)	(14,079)
Earnings before equity in undistributed earnings of subsidiary		1,918,122	1,830,862	1,699,275
Equity in undistributed earnings of bank subsidiary		4,591,654	3,587,658	3,355,380
Net earnings	$	6,509,776	5,418,520	5,054,655

AUBURN NATIONAL BANCORPORATION, INC.
AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2004, 2003, and 2002

Parent Company Only
Condensed Statements of Cash Flows
Years ended December 31, 2004, 2003, and 2002

		2004	2003	2002
Cash flows from operating activities:				
Net earnings	$	6,509,776	5,418,520	5,054,655
Adjustments to reconcile net earnings to net cash provided by operating activities				
Depreciation and amortization		109,402	111,855	123,123
Loss on exchange of investment securities		214,818	—	—
Equity in undistributed earnings of subsidiary		(4,591,654)	(3,587,658)	(3,355,380)
(Increase) decrease in other assets		(92,794)	219,510	(32,014)
Increase (decrease) in other liabilities		26,001	(402,772)	(5,863)
Net cash provided by operating activities		2,175,549	1,759,455	1,784,521
Cash flows from investing activities:				
Proceeds from sale of investment securities available for sale		808,614	—	—
Proceeds from calls of investment securities held to maturity		—	185,089	45,880
Issuance of subordinated note to preferred trust		—	7,217,000	—
Investment in preferred trust		—	(217,000)	—
Cash dividend to Bank		—	(5,000,000)	—
Additions to rental property		(11,498)	(5,806)	(82,255)
Net cash provided by (used in) investing activities		797,116	2,179,283	(36,375)
Cash flows from financing activities:				
Repayments of other borrowed funds		(130,432)	(21,046)	(26,507)
Dividends paid		(1,933,544)	(1,869,561)	(1,713,654)
Purchase of treasury stock		(972,394)	(61,262)	—
Sale of treasury stock		24,819	8,678	2,271
Net cash used in financing activities		(3,011,551)	(1,943,191)	(1,737,890)
Net (decrease) increase in cash and cash equivalents		(38,886)	1,995,547	10,256
Cash and cash equivalents at beginning of year		2,182,926	187,379	177,123
Cash and cash equivalents at end of year	$	2,144,040	2,182,926	187,379

(20) Quarterly Financial Data (Unaudited)

The supplemental quarterly financial data for the years ended December 31, 2004 and 2003 is summarized as follows:

		Quarter ended			
		March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Interest and dividend income	$	6,769,939	6,690,138	6,865,820	6,851,424
Interest expense		3,137,633	3,043,376	3,135,856	3,191,470
Net interest income		3,632,306	3,646,762	3,729,964	3,659,954
Provision for loan losses		150,000	150,000	150,000	150,000
Net earnings		1,534,635	1,499,215	1,603,060	1,872,866
Net earnings per share – basic and diluted		0.39	0.39	0.41	0.49

		Quarter ended			
		March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Interest and dividend income	$	6,412,317	6,159,874	5,977,785	6,390,161
Interest expense		2,965,087	2,820,413	2,716,802	2,919,535
Net interest income		3,447,230	3,339,461	3,260,983	3,470,626
Provision for loan losses		225,000	175,000	125,000	150,000
Net earnings		1,342,136	1,317,384	1,318,055	1,440,945
Net earnings per share – basic and diluted		0.34	0.34	0.34	0.37

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is designed to provide a better understanding of various factors related to the Company's results of operations and financial condition. Such discussion and analysis should be read in conjunction with "BUSINESS" and "FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA."

The purpose of this discussion is to focus on significant changes in the financial condition and results of operations of the Company during the three years ended December 31, 2004, 2003 and 2002. This discussion and analysis is intended to supplement and highlight information contained in the accompanying consolidated financial statements and the selected financial data presented elsewhere herein.

Overview

The Company was incorporated in Delaware in 1990, and in 1994 it succeeded its Alabama predecessor as the bank holding company controlling the Bank. The Company's business is conducted primarily through the Bank.

Like most financial institutions, the Company's profitability depends largely upon the Bank's net interest income, which is the difference between the interest received on earning assets, such as loans and investment securities, and the interest paid on interest-bearing liabilities, principally deposits and borrowings. The Company's results of operations are also affected by the Bank's provision for loan losses; non-interest expenses, such as salaries, employee benefits, and occupancy expenses; and non-interest income, such as mortgage loan fees and service charges on deposit accounts.

Economic conditions, competition and federal monetary and fiscal policies also affect financial institutions. For example, 2004 was characterized by steady low interest rates intended to stabilize the economy and stimulate industrial economic growth. The Bank closed over $113 million in residential mortgage activity during 2004. Approximately 5.2% of the Bank's 2004 gross revenue was a product of its traditional residential mortgage origination business. Management anticipates a decline in mortgage production volumes and revenues during 2005 due to anticipated higher interest rates but also anticipates offsetting this decline somewhat due to the opening of two new mortgage loan offices in 2004. Lending activities are also influenced by regional and local economic factors, such as housing supply and demand, competition among lenders, customer preferences and levels of personal income and savings in the Company's PSA.

Our balanced growth continued during 2004, with increases in assets, loans, shareholders' equity, earnings per share and returns on average assets and equity. The following chart shows our growth in these areas from December 31, 2002 to December 31, 2004:

	December 31, 2004	% Change	December 31, 2003	% Change	December 31, 2002
		(Dollars in thousands, except per share data)			
Net Earnings	$ 6,510	20.1%	$ 5,419	7.2%	$ 5,055
Net Earnings Per Share - basic and diluted	1.68	20.9%	1.39	6.9%	1.30
Total Assets	591,161	0.2%	590,115	16.8%	505,027
Investment Securities	282,199	-1.1%	285,319	49.4%	190,918
Loans	258,943	0.7%	257,092	-1.3%	260,360
Deposits	429,339	-1.1%	434,042	9.8%	395,191
Shareholders' Equity	44,504	10.1%	40,408	2.1%	39,582
Return on Average Total Assets	1.10%	4.8%	1.05%	1.0%	1.04%
Return on Average Total Equity	15.69%	16.5%	13.47%	-1.4%	13.66%

Critical Accounting Policies

The accounting and financial reporting policies of the Company conform to United States generally accepted accounting principles and to general practices within the banking industry. The allowance for loan losses is an accounting policy applied by the Company which is deemed critical. Critical accounting policies are defined as policies which are important to the portrayal of the Company's financial condition and results of operations, and that require management's most difficult, subjective or complex judgements. The Company's financial results could differ significantly if different judgements or estimates are applied in the application of this policy. See "ALLOWANCE FOR LOAN LOSSES AND RISK ELEMENTS."

Management analyzes the loan portfolio to determine the adequacy of the allowance for loan losses and the appropriate provision required to maintain a level management considers adequate to absorb anticipated loan losses. When management believes the collection of the principal of a loan is unlikely, a loan is charged off against the allowance for loan losses. Subsequent recoveries of principal are added back to the allowance for loan losses. Management's evaluation of the adequacy of the allowance for loan losses is based on a formal analysis which assesses the risks within the loan portfolio. In assessing the adequacy of the allowance, management reviews the size, quality and risk of loans in the portfolio. Management also considers such factors as the Bank's loan loss experience, the amount of past due and nonperforming loans, specific known risk, the status and amount of nonperforming assets, underlying collateral values securing loans, current and anticipated economic conditions and other factors which affect the allowance for loan losses. In 2004, the credit administration area reviewed approximately 20% of the total loan portfolio. In addition, the Bank has engaged an outside loan review consultant, on a semi-annual basis, to perform an independent review of the quality of the loan portfolio. In 2004, the outside loan review consultant reviewed approximately 44% of the total loan portfolio. The current economic conditions have slowed loan growth in 2004 and 2003. The Company is closely monitoring certain portions of its loan portfolio that management believes to be of higher risk under the current economic situation.

Management believes the allowance for loan losses is adequate at December 31, 2004. While management uses available information to recognize losses on loans, future additions to the allowance for loan losses may be necessary based on economic changes and other changes that can effect the various borrowers. Certain economic and interest rate factors could have a material impact on the determination of the allowance for loan losses. The Bank's allowance for loan losses is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses in comparison to a group of peer banks identified by the regulators. During their routine examinations of banks, the Federal Reserve and the Alabama Superintendent may require a bank to make additional provisions to its allowance for loan losses where, in the opinion of the regulators, credit evaluations and allowance for loan loss methodology differ materially from those of management. See "SUPERVISION AND REGULATION."

Management, considering current information and events regarding a borrowers' ability to repay its obligations, considers a loan to be impaired when the ultimate collectibility of all amounts due, according to the contractual terms of the loan agreement, is in doubt. When a loan is considered to be impaired, the amount of the impairment is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. If the loan is collateral-dependent, the fair value of the collateral is used to determine the amount of the impairment. Impairment losses are included in the allowance for loan losses through a charge to the provision for loan losses. Cash receipts on accruing impaired loans are applied to principal and interest under the contractual terms of the loan agreement. Cash receipts on impaired loans which are not accruing interest are applied first to principal and then to interest income.

Commercial real estate mortgage loans were $136,037,000 which represented 52.5% of the total loans at December 31, 2004. The largest 10 commercial real estate mortgage relationships approximated $48.6 million or 18.8% of the total loans outstanding at December 31, 2004. There are no significant concentrations of industries or loan types within the commercial real estate loan portfolio. The Bank's commercial real estate loans are secured by real estate located principally in Lee County, Alabama. Accordingly, the ultimate collectibility of a substantial portion of the Bank's loan portfolio is susceptible to changes in market conditions in this area. A rapidly rising interest rate environment could have a material impact on certain borrowers' ability to pay. The Company currently anticipates that interest rates will slightly increase in 2005. In the event of a deeper recession or a significant increase in interest rates, the Bank's credit costs and losses could increase significantly. See "QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK."

Financial Condition

Total assets at December 31, 2004 and 2003 were $591,161,000 and $590,115,000, respectively, reflecting growth of $1,046,000 (0.2%). The Company's growth during 2004 resulted primarily from the slight growth in loans and securities sold under agreements to repurchase. These increases were offset by a decrease in deposits and investment securities.

Investment Securities

Investment securities held to maturity were $809,000 and $1,238,000 at December 31, 2004 and 2003, respectively. This decrease of $429,000 (34.7%) in 2004 resulted from scheduled paydowns, maturities and calls of principal amounts. The investment securities available for sale portfolio was $281,390,000 and $284,081,000 at December 31, 2004 and 2003, respectively. This decrease of $2,691,000 (0.9%) reflects purchases of $20,583,000 in U.S. agency securities, $59,987,000 in mortgage-backed securities, $12,487,000 in collateralized mortgage obligations ("CMOs"), $1,000,000 in corporate securities and $21,430,000 in state and political subdivision securities. This increase is offset by $40,210,000 of scheduled paydowns, maturities and calls of principal amounts. In addition, $18,709,000 of U.S. agency securities, $7,721,000 of CMOs, $7,404,000 of state and political subdivisions, $42,891,000 of mortgage-backed securities and $809,000 of equity securities were sold in 2004. In November 2003, the Company formed a wholly-owned subsidiary, Auburn National Bancorporation Capital Trust I. This unconsolidated subsidiary issued approximately $7 million in preferred trust securities in 2003. The Company obtained these proceeds through a note payable to trust. Approximately $5 million of proceeds were given to the Bank in the form in dividend. This additional capital allowed the Bank to borrow additional funds from the FHLB. These funds were used to buy approximately $70 million in investment securities available for sale as part of a leverage transaction in 2003.

The composition of the Company's total investment securities portfolio reflects the Company's investment strategy to provide acceptable levels of interest income from portfolio yields while maintaining an appropriate level of liquidity to assist with controlling the Company's interest rate position. In 2003 and 2004, the Company invested $45 million in tax-exempt securities to fully realize the benefits of the preferential treatment afforded tax-exempt securities under the tax laws. The majority of the purchases of taxable securities have been in investment grade mortgage-backed securities ("MBS") and CMOs because of their liquidity, credit quality and yield characteristics. The yields, values, and durations of such MBS and CMOs generally vary with interest rates, prepayment levels, and general economic conditions, and as a result, the values of such instruments may be more volatile and unpredictable than other instruments with similar maturities. Such MBS and CMOs also may have longer stated maturities than other securities, which may result in further price volatility. The weighted average yields for state and political subdivisions have been computed on a tax-equivalent basis.

The following table indicates the amortized cost of the portfolio of investment securities held to maturity at the end of the last three years:

		Amortized Cost December 31,		
		2004	2003	2002
			(In thousands)	
Investment Securities Held to Maturity:				
U.S. government agencies	$	--	--	5,000
State and political subdivisions		362	370	564
Mortgage-backed securities		447	868	1,491
Collateralized mortgage obligations		--	--	873
Total investment securities held to maturity	$	809	1,238	7,928

The following table indicates the fair value of the portfolio of investment securities available for sale at the end of the last three years:

	Fair Value December 31,		
	2004	2003	2002
		(In thousands)	
Investment Securities Available for Sale:			
U.S. government agencies	$ 57,800	62,667	39,567
State and political subdivisions	42,389	28,076	3,686
Mortgage-backed securities	157,375	171,219	73,296
Collateralized mortgage obligations	17,513	16,084	63,124
Corporate securities	6,313	5,277	2,500
Equity securities	--	758	817
Total investment securities available for sale	$ 281,390	284,081	182,990

At December 31, 2004, the Bank owned CMOs with a total amortized cost of $17,632,000. All of the CMOs are rated AAA and Aaa. The CMOs are all backed by federal agency guaranteed mortgages.

The MBS portfolio's total amortized cost of $158,779,000 at December 31, 2004, is a mixture of fixed rate mortgages, adjustable rate mortgages ("ARMs") and securities with balloon payments. At the time of purchase, the Bank considers various prepayment speeds and makes the purchase based on the ability to accept the yield and average life based on both increasing and decreasing prepayment speeds.

The following tables present the maturities and weighted average yields of investment securities at December 31, 2004:

	Maturities of Held-to-Maturity Investment Securities Amortized Cost		
	After one through five years	After five through ten years	After ten years
		(In thousands)	
State and political subdivisions	$ -	-	362
Mortgage-backed securities	268	1	178
Total investment securities held to maturity	$ 268	1	540

	Weighted Average Yields of Held-to-Maturity Investment Securities		
	After one through five years	After five through ten years	After ten years
State and political subdivisions	-	-	8.13%
Mortgage-backed securities	7.22%	4.40%	4.39%

		Maturities of Available for Sale Investment Securities Amortized Cost		
		After one through five years	After five through ten years	After ten years
			(In thousands)	
U.S. government agencies	$	26,938	19,779	11,308
State and political subdivisions		435	1,299	39,837
Mortgage-backed securities		4,559	73,779	79,994
Collateralized mortgage obligations		-	-	17,632
Corporate securities		-	2,500	3,716
Total investment securities available for sale	$	31,932	97,357	152,487

	Weighted Average Yields of Available for Sale Investment Securities		
	After one through five years	After five through ten years	After ten years
U.S. government agencies	3.33%	3.33%	3.80%
State and political subdivisions	3.56%	4.48%	5.99%
Mortgage-backed securities	3.00%	3.50%	4.49%
Collateralized mortgage obligations	-	-	4.14%
Corporate securities	-	6.75%	4.93%

As of December 31, 2003, the Company had one investment which had been in an unrealized loss position greater than one year in which the Company decided not to write down to its fair value because of management's belief that the impairment was temporary. The Company owned 52,396 shares of Concord EFS stock. On December 31, 2003, the stock had a fair value of $265,000 below historical cost. The Company believed the decrease was due to the past uncertainties from the proposed merger of Concord and First Data which closed in February 2004. Based on the a review of analysts' expectations, the Company's management believed that Concord was well positioned with healthy market shares in the grocery, trucking and benefits payment sectors with a large book of recurring revenues. The Company expected that the merger should strengthen First Data's merchant processing payment processing, electronic payments and debit card businesses and that steadily improving economic conditions should positively impact First Data's 2004 operations. Although First Data's stock price remained relatively stable in 2004, the Company sold the stock during 2004 and realized a loss of $214,818.

Loans

Total loans were $258,943,000 at December 31, 2004, an increase of $1,851,000 (0.7%), over total loans of $257,092,000 at December 31, 2003. The primary increase during 2004 occurred in the commercial real estate mortgage loans. In addition, the above was offset by decreases in commercial, financial and agricultural loans and residential held for sale loans. The commercial real estate mortgage loan component of the loan portfolio increased $13,640,000 (11.1%) to $136,037,000 at December 31, 2004, from the 2003 balance of $122,397,000 and represented 52.5% of the total loan portfolio at December 31, 2004, as compared to 47.6% at December 31, 2003.

This above increase is offset by decreases in the commercial, financial and agricultural loans and residential held for sale loans. The commercial, financial and agricultural loans decreased $5,241,000 (9.5%) to $49,758,000 at December 31, 2004 compared to $54,999,000 at December 31, 2003. Commercial, financial and agricultural loans represented 19.2% and 21.4% of the total loans at December 31, 2004 and 2003, respectively. The real estate held for sale decreased $4,626,000 (37.2%) to $7,814,000 at December 31, 2004 compared to $12,440,000 at December 31, 2003. The decrease in 2004 was due primarily to increased demand in 2003 of new and refinanced residential loans due to record low interest rates. Residential held for sale loans represented 3.0% and 4.8% of the total loans at December 31, 2004 and 2003, respectively.

In addition to originating mortgage loans for its own portfolio, the Company also originates residential mortgage loans which are sold in the secondary market. In addition to selling real estate mortgage loans to the Federal National Mortgage Association ("FNMA") with the Bank retaining the servicing, the Bank has arranged with one mortgage servicing company to originate and sell, without recourse, residential first mortgage real estate loans, with servicing released. During 2004, the Bank sold mortgage loans totaling approximately $44,136,000 to FNMA, with the Bank retaining the servicing, and sold mortgage loans totaling approximately $22,173,000 to the mortgage servicing company with servicing released. At December 31, 2004, the Bank was servicing loans totaling approximately $154,021,000. The Bank collects monthly servicing fees of 0.25% to 0.375% annually of the outstanding balances of loans serviced for FNMA. See "– EFFECTS OF INFLATION AND CHANGING PRICES."

The following table presents the composition of the loan portfolio by major categories at the end of the last five years:

		2004	2003	2002	2001	2000
				(In thousands)		
Commercial, financial and agricultural	$	49,758	54,999	56,490	63,158	71,636
Leases – commercial		5,397	6,630	7,128	8,113	--
Real estate – construction:						
Commercial		945	2,099	1,392	3,562	9,883
Residential		5,426	4,866	4,768	7,932	4,973
Real estate – mortgage:						
Commercial		136,037	122,397	124,490	112,075	89,465
Residential		42,545	41,988	46,105	51,806	60,128
Real estate – held for sale		7,814	12,440	6,016	9,531	7,534
Consumer installment		11,021	11,673	13,971	15,657	18,910
Total loans	$	258,943	257,092	260,360	271,834	262,529
Less: Allowance for loan losses		(3,456)	(4,312)	(5,104)	(5,340)	(3,634)
Loans, net	$	255,487	252,780	255,256	266,494	258,895

The following table presents maturities by major loan classifications and the sensitivity of loans to changes in interest rates within each maturity category at December 31, 2004:

		Maturities of Loan Portfolio			
		Within one year	After one through five years	After five years	Total
			(In thousands)		
Commercial, financial and agricultural	$	20,987	27,861	910	49,758
Leases – commercial		3,123	1,580	694	5,397
Real estate – construction		6,320	51	--	6,371
Real estate – mortgage		24,229	102,177	52,176	178,582
Real estate – held for sale		--	103	7,711	7,814
Consumer installment		3,194	7,506	321	11,021
Total loans	$	57,853	139,278	61,812	258,943
Variable-rate loans	$	30,837	67,428	42,774	141,039
Fixed-rate loans		27,016	71,850	19,038	117,904
Total loans	$	57,853	139,278	61,812	258,943

Allowance for Loan Losses and Risk Elements

Interest on loans is normally accrued from the date an advance is made. The performance of loans is evaluated primarily on the basis of a review of each customer relationship over a period of time and the judgment of lending officers as to the ability of borrowers to meet the repayment terms of loans. If there is reasonable doubt as to the repayment of a loan in accordance with the agreed terms, the loan may be placed on a nonaccrual basis pending the sale of any collateral or a determination as to whether sources of repayment exist. This action may be taken even though the financial condition of the borrower or the collateral may be sufficient ultimately to reduce or satisfy the obligation. Generally, when a loan is placed on a nonaccrual basis, all payments are applied to reduce principal to the extent necessary to eliminate doubt as to the repayment of the loan. Thereafter, any interest income on a nonaccrual loan is recognized only on a cash basis.

The Company's policy generally is to place a loan on nonaccrual status when it is contractually past due 90 days or more as to payment of principal or interest. A loan may be placed on nonaccrual status at an earlier date when concerns exist as to the ultimate collection of principal or interest. At the time a loan is placed on nonaccrual status, interest previously accrued but not collected is reversed and charged against current earnings. Loans that are contractually past due 90 days or more which are well secured and are in the process of collection generally are not placed on nonaccrual status.

Lending officers are responsible for the ongoing review and administration of loans assigned to them. As such, they make the initial identification of loans which present some difficulty in collection or where circumstances indicate that the possibility of loss exists. The responsibilities of the lending officers include the collection effort on a delinquent loan. To strengthen internal controls in the collection of delinquencies, senior management and the Directors' Loan Committee are informed of the status of delinquent and "watch" or problem loans on a monthly basis. Senior management reviews the allowance for loan losses and makes recommendations to the Directors' Loan Committee as to loan charge-offs on a monthly basis.

The allowance for loan losses represents management's assessment of the risk associated with extending credit and its evaluation of the quality of the loan portfolio. Management analyzes the loan portfolio to determine the adequacy of the allowance for loan losses and the appropriate provision required to maintain a level considered adequate to absorb anticipated loan losses. In assessing the adequacy of the allowance, management reviews the size, quality and risk of loans in the portfolio. Management also considers such factors as the Bank's loan loss experience, the amount of past due and nonperforming loans, specific known risks, the status and amount of nonperforming assets, underlying collateral values securing loans, current and anticipated economic conditions and other factors which affect the allowance for loan losses. An analysis of the credit quality of the loan portfolio and the adequacy of the allowance for loan losses is prepared by the Bank's Credit Administration area and presented to the Directors' Loan Committee on a monthly basis. In addition, the Bank has engaged outside loan review consultants, on a semi-annual basis, to perform an independent review of the quality of the loan portfolio.

The Bank's allowance for loan losses is also subject to regulatory examinations and determinations as to adequacy, which may take into account such factors as the methodology used to calculate the allowance for loan losses and the size of the allowance for loan losses in comparison to a group of peer banks identified by the regulators. During their routine examinations of banks, the Federal Reserve and the Alabama Superintendent may require a bank to make additional provisions to its allowance for loan losses where, in the opinion of the regulators, credit evaluations and allowance for loan loss methodology differ materially from those of management. See "SUPERVISION AND REGULATION."

While it is the Bank's policy to charge off in the current period loans for which a loss is considered probable, there are additional risks of future losses which cannot be quantified precisely or attributed to particular loans or classes of loans. Because these risks include the state of the economy, management's judgment as to the adequacy of the allowance is necessarily approximate and imprecise.

The following table summarizes the levels of the allowance for loan losses at the end of the last five years and activity in the allowance during such years:

	Allowance for Loan Loss Activity for Year ended December 31,				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Balance at beginning of period	$ 4,313	5,104	5,340	3,634	3,775
Provision for loan losses	600	675	1,680	3,555	2,622
Charge-offs:					
Commercial, financial, and agricultural	215	416	1,210	1,268	943
Real estate	1,507	1,036	851	512	1,113
Consumer	44	125	212	190	1,059
Total charge-offs	1,766	1,577	2,273	1,970	3,115
Recoveries:					
Commercial, financial and agricultural	219	52	181	40	250
Real estate	11	8	67	11	11
Consumer	79	51	109	70	91
Total recoveries	309	111	357	121	352
Net charge-offs	1,457	1,466	1,916	1,849	2,763
Balance at end of period	$ 3,456	4,313	5,104	5,340	3,634
Ratio of allowance for loan losses to loans outstanding	1.33%	1.68%	1.96%	1.96%	1.38%
Ratio of allowance for loan losses to nonaccrual loans, renegotiated loans, and other nonperforming assets	423.53%	253.11%	163.90%	47.52%	41.93%
Ratio of net charge-offs to average loans outstanding	0.55%	0.57%	0.71%	0.70%	1.06%

The allowance for loan losses was $3,456,000 (1.33% of total outstanding loans) at December 31, 2004, compared to $4,313,000 (1.68% of total outstanding loans) at December 31, 2003. This decrease in the allowance is due to one large charge-off in 2004 which the Company had allocated a specific allowance for, reduced loan growth, and improved performance in the loan portfolio as of December 31, 2004 compared to the same period in 2003.

The Bank has been engaged in enhanced reviews of its loan approval and credit grading processes. The Bank has sought to better price its loans consistent with its costs of funds and its assessment of potential credit risk. This has had the effect of slowing the Bank's loan growth.

During 2004, the Company had loan charge-offs totaling $1,766,000 and recoveries of $309,000, as compared to $1,577,000 in charge-offs and recoveries of $111,000 in the prior year. Charge-offs increased in 2004 mainly due to one large loan.

Management believes that the $3,456,000 allowance for loan losses at December 31, 2004 (1.33% of total outstanding loans), is adequate to absorb known risks in the portfolio at such date. However, no assurance can be given that adverse economic circumstances, generally, including current economic events, or other events, including additional loan review or examination findings or changes in borrowers' financial conditions, will not result in increased losses in the Bank's loan portfolio or in additional provisions to the allowance for loan losses. The Bank does not currently allocate its allowance for loan losses among its various classifications of loans. The increase in the ratio of the allowance for loan losses to nonperforming assets between year-end 2004 and year-end 2003 was due to the reduction in nonaccrual loans and a decrease in the allowance for loan losses offset by an increase in other nonperforming assets. The increase in the ratio of the allowance for loan losses to nonperforming assets between year-end 2003 and year-end 2002 was primarily due to the reduction in nonaccrual loans and other real estate owned.

While management recognizes that there is more risk traditionally associated with commercial and consumer lending as compared to real estate mortgage lending, the Bank currently has a tiered approach to determine the adequacy of its allowance for loan losses. This methodology focuses on the determination of the specific and general loss allowances for certain loans classified as problem credits and uses a five-year historical loss factor to determine the loss allocation for the remainder of the loan portfolio as opposed to allocations based on major loan categories. Level I includes specific allowances that have been reserved for impaired loans where management has identified specific losses. Level II allowances are set aside to cover general losses associated with problem loans which possess more than a normal degree of credit risk, but where no specific losses have been identified. These loans have been criticized or classified by the Bank's regulators, external loan review personnel engaged by the Bank, or internally by management. The five-year historical loss factors, subject to certain minimum percentages considering regulatory guidelines, are applied to the Level II problem loans in determining the allocation. Level III is the allowance for the balance of the loan portfolio. The loans in this tier consist of all loans that are not classified as Level I or Level II problem credits, and less risk-free loans. Risk-free loans are defined as loans fully secured by cash or cash equivalents and readily marketable collateral. Local economic conditions are considered in determining the adequacy of the Company's allowance for loan losses. The allocation for Level III is determined by applying the historical loss factor, derived from prior years' actual experience, to the adjusted outstanding balance for this classification. At December 31, 2004, the allowance for loan losses was allocated to approximately $196 thousand for impaired loans (Level I), approximately $1.8 million for criticized and classified loans (Level II) and approximately $1.5 million for the general reserve (Level III).

At December 31, 2004, the Company had approximately $677,000 of impaired loans, which included 3 loans to 3 borrowers with a total valuation allowance of approximately $177,000. At December 31, 2003, the Company had approximately $471,000 of impaired loans, which included 4 loans to 2 borrowers with a total valuation allowance of approximately $309,000.

Nonperforming Assets

Nonperforming assets consist of loans on nonaccrual status, loans that have been renegotiated at terms more favorable to the borrower than those for similar credits, real estate and other assets acquired in partial or full satisfaction of loan obligations and accruing loans that are past due 90 days or more.

Nonperforming assets were $816,000, $1,704,000, and $3,114,000 at December 31, 2004, 2003, and 2002, respectively. These levels represent a decrease of $888,000 (52.1%) for the year ended December 31, 2004, and a decrease of $1,410,000 (45.3%) for the year ended December 31, 2003. The decrease in 2004 was mainly due to a decrease in nonaccrual loans. The decrease in 2003 was mainly due to a decrease in nonaccrual loans and other real estate owned.

An analysis of the components of nonperforming assets at the end of the last five years is presented in the following table:

	Nonperforming Assets December 31,				
	2004	2003	2002	2001	2000
	(Dollars in thousands)				
Nonaccrual loans	$ 711	1,704	2,532	10,211	7,793
Renegotiated loans	--	--	--	--	--
Other nonperforming assets (primarily other real estate)	105	--	582	1,026	874
Accruing loans 90 days or more past due	--	--	--	1,469	28
Total nonperforming assets	$ 816	1,704	3,114	12,706	8,695
Nonaccrual loans and renegotiated loans as a percentage of total loans	0.27%	0.66%	0.97%	3.76%	2.97%
Nonaccrual loans, renegotiated loans and other nonperforming assets as a percentage of total loans	0.32%	0.66%	1.20%	4.13%	3.30%
Total nonperforming assets as a percentage of total loans	0.32%	0.66%	1.20%	4.67%	3.31%

If nonaccrual loans had performed in accordance with their original contractual terms, interest income would have increased approximately $92,000, $180,000, and $462,000 for the years ended December 31, 2004, 2003 and 2002, respectively. The Company did not recognize any interest income on nonaccrual loans for the years ended December 31, 2004, 2003 and 2002.

Other Potential Problem Loans

Potential problem loans consist of those loans where management has serious doubts as to the borrower's ability to comply with the present loan repayment terms. At December 31, 2004, the Company had identified 69 loans totaling approximately $3,260,000, or 1.3% of total loans, which were considered potential problem loans. At December 31, 2003, the Company had identified 78 loans totaling approximately $8,876,000, or 3.5% of total loans, which were considered potential problem loans. Such loans have been considered in the determination of the Level II allowance previously discussed.

Deposits

Total deposits decreased $4,703,000 (1.1%) to $429,339,000 at December 31, 2004, as compared to $434,042,000 at December 31, 2003. Noninterest-bearing deposits were $65,364,000 and $60,507,000 while total interest-bearing deposits were $363,975,000 and $373,535,000 at December 31, 2004 and 2003, respectively. This trend is the result of management's decision to maintain a competitive position in its deposit rate structure coupled with the Bank's marketing efforts to attract local deposits and fund its loan growth. At December 31, 2004, as a percentage of total deposits, noninterest-bearing accounts comprised approximately 15.2%, while MMDAs, NOWs and regular savings made up approximately 42.3%, certificates of deposit under $100,000 comprised approximately 20.3%, and certificates of deposit and other time deposits of $100,000 or more comprised 22.2%. At December 31, 2003, as a percentage of total deposits, noninterest-bearing accounts comprised approximately 13.9%, while MMDAs, NOWs and regular savings made up approximately 42.5%, certificates of deposit under $100,000 comprised approximately 19.7%, and certificates of deposit and other time deposits of $100,000 or more comprised 23.9%.

The composition of total deposits for the last three years is presented in the following table:

	December 31,					
	2004		2003		2002	
	Amount	% Change from prior year end	Amount	% Change from prior year end	Amount	% Change from prior year end
	(Dollars in thousands)					
Demand deposits	$ 65,364	8.03%	60,507	13.91%	53,119	10.09%
Interest bearing deposits:						
NOWs	64,938	-25.66%	87,353	26.69%	68,950	15.48%
MMDAs	96,983	22.95%	78,881	9.27%	72,189	1.68%
Savings	19,656	9.04%	18,026	20.71%	14,933	8.98%
Certificates of deposit under $100,000	87,185	2.09%	85,401	-4.95%	89,848	1.97%
Certificates of deposit and other time deposits of $100,000 and over	95,213	-8.34%	103,874	8.03%	96,152	8.16%
Total interest bearing deposits	363,975	-2.56%	373,535	9.20%	342,072	6.43%
Total deposits	$ 429,339	-1.08%	434,042	9.83%	395,191	6.90%

The average balances outstanding and the average rates paid for certain categories of deposits at the end of the last three years are disclosed in the "Consolidated Average Balances, Interest Income/Expense and Yields/Rates" table immediately following:

AUBURN NATIONAL BANCORPORATION, INC. & SUBSIDIARY
Consolidated Average Balances, Interest Income/Expense and Yields/Rates
Taxable Equivalent Basis

	Twelve Months Ended December 31, (Dollars in thousands)								
	2004			2003			2002		
	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
ASSETS									
Interest-earning assets:									
Loans, net of unearned income (1)	$ 262,800	15,807	6.01%	256,431	16,299	6.36%	268,878	18,460	6.87%
Investment securities:									
Taxable	252,482	9,821	3.89%	214,109	8,225	3.84%	164,159	8,872	5.40%
Tax-exempt (2)	33,307	2,148	6.45%	7,093	476	6.71%	3,685	261	7.08%
Total investment securities	285,789	11,969	4.19%	221,202	8,701	3.93%	167,844	9,133	5.44%
Federal funds sold	8,819	118	1.34%	8,130	92	1.13%	13,243	214	1.62%
Interest-earning deposits with other banks	955	13	1.36%	797	10	1.25%	1,510	34	2.25%
Total interest-earning assets	558,363	27,907	5.00%	486,560	25,102	5.16%	451,475	27,841	6.17%
Allowance for loan losses	(4,378)			(4,918)			(5,368)		
Cash and due from banks	11,078			12,838			14,719		
Premises and equipment	2,764			3,077			3,256		
Rental property, net	1,376			1,475			1,564		
Other assets	21,106			17,796			18,183		
Total assets	$ 590,309			516,828			483,829		
LIABILITIES & STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
Deposits:									
NOWs	$ 76,313	864	1.13%	75,307	959	1.27%	64,074	1,114	1.74%
Savings and money market	118,218	1,723	1.46%	91,738	1,456	1.59%	90,305	1,884	2.09%
Certificates of deposits less than $100,000	87,581	2,937	3.35%	87,621	3,057	3.49%	88,673	3,782	4.27%
Certificates of deposits and other time deposits of $100,000 or more	94,032	2,601	2.77%	97,615	3,076	3.15%	93,176	3,393	3.64%
Total interest-bearing deposits	376,144	8,125	2.16%	352,281	8,548	2.43%	336,228	10,173	3.03%
Federal funds purchased and securities sold under agreements to repurchase	2,632	32	1.22%	4,279	48	1.12%	3,295	53	1.61%
Other borrowed funds	103,345	4,351	4.21%	59,201	2,826	4.77%	53,513	2,955	5.52%
Total interest-bearing liabilities	482,121	12,508	2.59%	415,761	11,422	2.75%	393,036	13,181	3.35%
Noninterest-bearing deposits	62,900			55,005			48,426		
Accrued expenses and other liabilities	3,803			5,843			5,352		
Stockholders' equity	41,485			40,219			37,015		
Total liabilities and stockholders' equity	$ 590,309			516,828			483,829		
Net interest income		$15,399			$13,680			14,660	
Net yield on total interest-earning assets			2.76%			2.81%			3.25%

(1) Loans on nonaccrual status have been included in the computation of average balances.
(2) Yields on tax-exempt securities have been computed on a tax-equivalent basis using an income tax rate of 34%.

The following table presents the maturities of certificates of deposit and other time deposits of $100,000 or more:

	Maturities of Time Deposits over $100,000 December 31, 2004 (Dollars in thousands)
Three months or less	$ 19,185
After three within six months	37,351
After six within twelve months	20,879
After twelve months	17,798
Total	$ 95,213
Weighted Average rate on time deposits of $100,000 or more at period end	3.25 %

Schedule of Short-term Borrowings (1)

The following table shows the maximum amount of short-term borrowings and the average and year-end amount of borrowings, as well as interest rates.

Year ended December 31	Maximum Outstanding at any Month-end	Average Balance	Interest Rate During Year	Ending Balance	Weighted Average Interest Rate at Year-end
	(Dollars in thousands)				
2004	$ 7,613	$ 2,525	1.20%	$7,613	2.23%
2003	8,493	3,192	1.02%	6,654	0.89%
2002	11,989	3,265	1.60%	11,989	1.19%

(1) Consists of securities sold under agreements to repurchase.

Other Borrowed Funds and Contractual Obligations

Other borrowed funds consist of Federal Home Loan Bank advances and notes payable. The following table outlines the Company's other borrowed funds and contractual obligations as of December 31, 2004:

		Payments Due by Period		
	Total	Less than one year	One to five years	After five years
Long-term debt:		(In thousands)		
FHLB advances	$98,224	$18	$40,074	$58,132

The Company has operating leases for certain bank premises and equipment primarily including computer equipment and copiers. In 2004, the Company paid $183,000 and $288,000 in premises and equipment leases, respectively.

Note Payable to Trust

In November 2003, the Company formed a wholly owned Delaware statutory trust, Auburn National Bancorporation Capital Trust I. This unconsolidated subsidiary issued approximately $7 million in preferred trust securities. The Company obtained these proceeds through a note payable to trust (junior subordinated debentures). Approximately $5 million of proceeds were given to the Bank in the form of a dividend. This additional capital allowed the Bank to borrow additional funds from the FHLB. These funds along with some brokered CDs were used to buy additional investment securities available for sale as part of a leverage transaction. The remaining $2 million were used for the stock repurchase program. As of December 31, 2004 and 2003, $7,217,000 of the note payable to trust was classified as Tier 1 Capital for regulatory purposes. For regulatory purposes, the trust preferred securities represent a minority investment in a consolidated subsidiary, which is currently included in Tier 1 Capital so long as it does not exceed 25% of total Tier 1 capital. Under Financial Accounting Standards Board (FASB) Interpretation No.46 (FIN 46) and Revised Amendment to FIN 46 (FIN 46R), however, the trust subsidiary must be deconsolidated for accounting purposes. As a result of this accounting pronouncement, the Federal Reserve Board on March 1, 2005 announced changes to its capital adequacy rules, including the capital treatment of trust preferred securities. The Federal Reserve's new rules, which will take effect in early April 2005, will permit the Company to continue to treat its outstanding trust preferred securities as Tier 1 Capital for the first 25 years of the 30 year term of the related junior subordinated notes. During the last five years preceding maturity, the amount included as capital will decline 20% per year. We believe that the Federal Reserve's final rule with respect to the capital treatment of trust preferred securities will not adversely affect our regulatory capital and that the Company and the Bank's capital ratios will remain at an adequate level to allow the Company and the Bank to continue to be "well capitalized" under applicable banking regulations.

Off-Balance Sheet Arrangements

The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such instruments involve elements of credit risk in excess of the amounts recognized in the consolidated financial statements.

The Company's exposure to credit loss in the event of nonperformance by the other party to these financial instruments is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

The financial instruments whose contract amounts represent credit risk as of December 31, 2004 are as follows:

Commitments to extend credit	$	50,337,000
Standby letters of credit		4,149,000

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

Standby letters of credit are commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. All guarantees expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Company holds various assets as collateral supporting those commitments for which collateral is deemed necessary.

Capital Resources

The Company's consolidated stockholders' equity was $44,504,000 and $40,408,000 at December 31, 2004 and 2003, respectively, an increase of $4,096,000 (10.1%). The increase in stockholders' equity for 2004 is mainly due to an increase in net earnings and the fair value of investment securities available for sale. This is offset by cash dividends for 2004. The increase in stockholders' equity for 2003 is mainly due to an increase in net earnings offset by cash dividends for 2003 and the decrease in the fair value of investment securities available for sale. The Company has funded its capital growth primarily through retained earnings since its 1995 common stock offering. In November 2003, the Company issued $7.0 million of trust preferred securities that count as Tier 1 Capital for regulatory purposes. See "SUPERVISION AND REGULATION."

During 2004, cash dividends of $1,934,000 or $0.50 per share, were declared on the Common Stock as compared to $1,870,000 or $0.48 per share, in 2003. The Company plans to continue a dividend payout policy that provides cash returns to its investors and allows the Company to maintain adequate capital to support future growth and capital adequacy; however, the Company is dependent on dividends from the Bank as discussed subsequently. Management believes that a strong capital position is important to the continued profitability of the Company and provides a foundation for future growth as well as promoting depositor and investor confidence in the institution. See "SUPERVISION AND REGULATION."

Certain financial ratios for the Company for the last three years are presented in the following table:

	Equity and Asset Ratios December 31,		
	2004	2003	2002
Return on average assets	1.10%	1.05%	1.04%
Return on average equity	15.69%	13.47%	13.66%
Dividend payout ratio	29.76%	34.53%	33.85%
Average equity to average asset ratio	7.03%	7.78%	7.65%

The Bank is subject to the regulatory capital requirements administered by the Federal Reserve and the Company must maintain capital required by the Alabama Superintendent. Failure to meet minimum capital requirements can initiate certain mandatory actions, and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification of the Bank are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Management believes, as of December 31, 2004, that the Bank meets all capital adequacy requirements to which it is subject. See "SUPERVISION AND REGULATION."

The following table sets forth the Bank's actual capital levels and the related required capital levels at December 31, 2004:

	Actual Capital Amount	Actual Ratio	Required Capital Amount	Required Ratio
	(Dollars in thousands)			
Tier 1 risk-based capital	$ 48,443	15.08%	$ 12,850	≥ 4%
Leverage ratio	48,443	8.29%	23,576	3 - 5%
Total risk-based capital	51,899	16.15%	25,700	≥ 8%

Liquidity

Liquidity is the Company's ability to convert assets into cash equivalents in order to meet daily cash flow requirements, primarily for deposit withdrawals, loan demand and maturing liabilities. Without proper management, the Company could experience higher costs of obtaining funds due to insufficient liquidity, while excessive liquidity can lead to a decline in earnings due to the cost of foregoing alternative higher-yielding investment opportunities.

At the Bank, asset liquidity is provided primarily through cash, the repayment and maturity of investment securities, and the sale and repayment of loans.

Sources of liability liquidity include customer deposits, federal funds purchased and investment securities sold under agreements to repurchase. Although deposit growth historically has been a primary source of liquidity, such balances may be influenced by changes in the banking industry, interest rates available on other investments, general economic conditions, competition and other factors. The Bank has participated in the FHLB's advance program to obtain funding for its growth. Advances include both fixed and variable terms and are taken out with varying maturities. This line is collateralized by a blanket lien against the Bank's one to four family residential mortgage loans and investment securities. At December 31, 2004, the Bank had $98,224,000 in advances from FHLB.

Overall, net cash used in financing activities decreased $90,521,000 (108.1%) to $6,775,000 during 2004 from the previous year's net cash provided by of $83,746,000. Net cash provided by operating activities increased $4,507,000 (57.0%) to $12,413,000 during 2004 from net cash provided of $7,906,000 for the year ended December 31, 2003. Cash used in investing activities during 2004 approximated $5,545,000.

The Company depends mainly on dividends, management fees and lease payments from the Bank for its liquidity. The Company only receives cash dividends from the Bank if the cash flow from other sources is not sufficient to maintain a positive cash flow, also giving consideration to regulatory restrictions. Accordingly, the Bank paid the Company $2,237,000, $1,870,000, and $1,712,000 in cash dividends for 2004, 2003, and 2002 respectively. The Company provides services to the Bank for which it is paid a management fee comparable to the fee an unaffiliated vendor would receive. In addition, the Bank leases premises and equipment from the Company for its operations. Leases between the Bank and the Company are based on the same terms and conditions as leases to unaffiliated parties leasing space in the same building. The Bank paid the Company $27,000 and $44,000 in management fees for the years ended December 31, 2004 and 2003, respectively. The Bank also paid $188,000 and $188,000 in lease payments for the years ended December 31, 2004 and 2003, respectively. These funds were used to pay operating expenses and fund dividends to the Company's shareholders. In addition, the Bank makes transfers to the Company, under its Tax Sharing Agreement, for payment of consolidated tax obligations. The Tax Sharing Agreement calls for the allocation of the consolidated tax liability or benefit between the Company and each subsidiary based on their individual tax positions as if each entity filed a separate tax return.

The Bank has increased its loan to deposit ratio to 60.31% at December 31, 2004 from 59.23% at December 31, 2003. The Bank has been monitoring its liquidity, and has sought to better price its loans consistent with its costs of funds and the Bank's assessment of potential credit risk.

Interest Rate Sensitivity Management

An integral part of the funds management of the Company and the Bank is to maintain a reasonably balanced position between interest rate sensitive assets and liabilities. The Bank's Asset/Liability Management Committee ("ALCO") is charged with the responsibility of managing, to the degree prudently possible, its exposure to "interest rate risk," while attempting to provide earnings enhancement opportunities. The dollar difference between rate sensitive assets and liabilities for a given period of time is referred to as the rate sensitive gap ("GAP"). A GAP ratio is calculated by dividing rate sensitive assets by rate sensitive liabilities. Due to the nature of the Bank's balance sheet structure and the market approach to pricing of liabilities, management and the Board of Directors recognize that achieving a perfectly matched GAP position in any given time frame would be extremely rare. ALCO has determined that an acceptable level of interest rate risk would be for net interest income to fluctuate no more than 10.0% given a change in selected interest rates of up or down 200 basis points over any 12-month period. Using an increase of 200 basis points and a decrease of 200 basis points, at December 31, 2004, the Bank's net interest income would increase approximately 0.62% in a rising rate environment and would decrease approximately 7.83% in a falling rate environment. Interest rate scenario models are prepared using software created and licensed by The Bankers Bank.

For purposes of measuring interest rate sensitivity, Company management provides growth assumptions to incorporate over the 12-month period. Although demand and savings accounts are subject to immediate withdrawal, all passbook savings and regular NOW accounts are reflected in the model as repricing based on The Bankers Bank model standards. For repricing GAP, these accounts are repricing immediately.

Certificates of deposit are spread according to their contractual maturity. Investment securities and loans reflect either the contractual maturity, call date, repricing date or in the case of mortgage-related products, a market prepayment assumption.

Interest Sensitivity Analysis

December 31, 2004		Immediate	One to Three Months	Four to Twelve Months	One to Five Years	Over Five Years and Non-rate Sensitive	Total
				(In thousands)			
Earning Assets:							
Loans	$	--	121,311	28,289	96,033	13,310	258,943
Taxable investment securities		--	21,448	29,849	128,727	59,786	239,810
Tax-exempt investment securities		--	171	61	7,557	34,600	42,389
Federal funds sold		17,394	--	--	--	--	17,394
Interest earning deposits with other banks		705	--	--	--	--	705
Total earning assets		18,099	142,930	58,199	232,317	107,696	559,241
Interest bearing liabilities:							
NOW		--	49,401	15,537	--	--	64,938
Savings and money market		--	80,191	36,448	--	--	116,639
Certificates of deposit less than $100,000		--	20,792	27,283	39,110	--	87,185
Certificates of deposit and other time deposits of $100,000 or more		--	19,516	37,728	33,029	4,940	95,213
Federal funds purchased and securities sold under agreements to repurchase		7,613	--	--	--	--	7,613
FHLB and other borrowings		--	--	--	40,000	58,224	98,224
Total interest bearing liabilities		7,613	169,900	116,996	112,139	63,164	469,812
Interest sensitivity gap		10,486	(26,970)	(58,797)	120,178	44,532	89,429
Cumulative interest sensitivity gap	$	10,486	(16,484)	(75,281)	44,897	89,429	

The interest sensitive assets at December 31, 2004, that reprice or mature within 12 months were $219,228,000 while the interest sensitive liabilities that reprice or mature within the same time frame were $294,509,000. At December 31, 2004, the 12 month cumulative GAP position was a negative $75,281,000 resulting in a GAP ratio of interest sensitive assets to interest sensitive liabilities of 0.74%. This negative GAP indicates that the Company has more interest-bearing liabilities than interest-earning assets that reprice within the GAP period. The Bank's ALCO Committee realizes that GAP is limited in scope since it does not capture all the options of repricing opportunities in the balance sheet. Therefore, the ALCO Committee places its emphasis on Income at Risk and Economic Value of Equity measurements.

The Bank enters into interest rate protection contracts to help manage its interest rate exposure. These contracts include interest rate swaps, caps and floors. Interest rate swap transactions involve the exchange of fixed and floating rate interest payment obligations based on the underlying notional principal amounts. Interest rate caps and floors are purchased by the Bank for a non-refundable fixed amount. The Bank receives interest based on the underlying notional principal amount if the specified index rises above the cap rate or falls below the floor strike rate. Notional principal amounts are used to express the volume of these transactions, but because they are never exchanged, the amounts subject to credit risk are much smaller. Risks associated with interest rate contracts include interest rate risk and creditworthiness of the counterparty. These risks are considered in the Bank's overall asset liability management program. The Bank utilizes periodic financial statements issued by the counterparty to analyze the creditworthiness of the counterparty prior to entering into a contract and to monitor changes in the financial condition of the counterparty throughout the term of the contract. Current contracts are issued by a securities broker-dealer and were entered into with the purpose of managing the Bank's interest rate exposure. Although none of the interest rate protection agreements are traded on any organized exchange, an active secondary market is available to the Company for such contracts.

The Bank's Asset Liability Management Policy states that establishing limits on interest rate swaps, caps, and floors can be somewhat confusing or misleading since the notional amount by which these instruments are expressed is never exchanged between counterparties and therefore is not "at risk." Furthermore, since they represent tools used by ALCO to manage imbalances in the Bank's balance sheet in a prudent and cost effective manner, the appropriate volume of swaps for the Bank is not static; it changes with elements such as the economic environment, the capital position, and the ability to efficiently replicate hedging actions in the cash markets. The Bank endeavors to limit outstanding notional value of cash contracts executed for purposes of managing net interest income to 25% of total assets as reported in the most recent quarterly call report. Notional value of cash contracts executed with one counterparty are limited to 10% of total assets as reported in the Bank's most recent quarterly call report.

As of December 31, 2004, the Company had a cash flow hedge with a notional amount of $10 million for the purpose of converting the interest payments on floating rate money market accounts to a fixed rate. The Company will start exchanging payments in March 2005 for this interest rate swap based on the three month Treasury bill investment rate. As of December 31, 2004, the Company recorded a liability of $216,000 for this swap. This interest rate swap will mature in July 2007. There was not any material hedge ineffectiveness from this cash flow hedge recognized in the income statement.

Effects of Inflation and Changing Prices

Inflation generally increases the costs of funds and operating overhead, and to the extent loans and other assets bear variable rates, the yields on such assets. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant effect on the performance of a financial institution than the effects of general levels of inflation. In addition, inflation affects financial institutions' cost of goods and services purchased, the cost of salaries and benefits, occupancy expense and similar items. Inflation and related increases in interest rates generally decrease the market value of investments and loans held and may adversely affect liquidity, earnings, and stockholders' equity. Mortgage originations and refinancings tend to slow as interest rates increase, and such increases likely will reduce the Company's volume of such activities and the income from the sale of residential mortgage loans in the secondary market.

Pending Accounting Pronouncements

In March 2004, the SEC issued Staff Accounting Bulletin No. 105, "*Application of Accounting Principles to Loan Commitments*." Current accounting guidance requires the commitment to originate mortgage loans to be held for sale be recognized on the balance sheet at fair value from inception through expiration or funding. SAB 105 requires that the fair-value measurement include only differences between the guaranteed interest rate in the loan commitment and a market interest rate, excluding any expected future cash flows related to the customer relationship or loan servicing. SAB 105 was effective for commitments to originate mortgage loans to be held for sale entered into after March 31, 2004. Its adoption did not have a material impact on the Company's consolidated balance sheets or statement of earnings.

In March 2004, the Financial Accounting Standards Board's ("FASB") Emerging Issues Task Force reached a consensus on EITF Issue No. 03-1, "*The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments*." EITF 03-1 provides guidance for determining when an investment is considered impaired, whether impairment is other-than-temporary, and measurement of an impairment loss. An investment is considered impaired if the fair value of the investment is less than its cost. Generally, an impairment is considered other-than-temporary unless: (i) the investor has the ability and intent to hold an investment for a reasonable period of time sufficient for an anticipated recovery of fair value up to (or beyond) the cost of the investment; and (ii) evidence indicating that the cost of the investment is recoverable within a reasonable period of time outweighs evidence to the contrary. If impairment is determined to be other-than-temporary, then an impairment loss should be recognized equal to the difference between the investment's cost and its fair value. Certain disclosure requirements of EITF 03-1 were adopted in 2003 and the Company began presenting the new disclosure requirements in its consolidated financial statements for the year ended December 31, 2003. The recognition and measurement provisions were initially effective for other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. However, in September 2004, the effective date of these provisions was delayed until the finalization of a FASB Staff Position (FSP) to provide additional implementation guidance. Its adoption is not expected to have a material impact on the consolidated balance sheets or statement of earnings for the Company.

Statement of Position 03-03, "*Accounting for Certain Loans or Debt Securities Acquired in a Transfer*" (SOP 03-03) addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes loans acquired in purchase business combinations and applies to all nongovernmental entities, including not-for-profit organizations. SOP 03-03 does not apply to loans originated by the entity. SOP 03-03 is effective for loans acquired in fiscal years beginning after December 15, 2004. Early adoption is encouraged. Specific transition guidance applies to certain loans that currently are within the scope of Practice Bulletin 6, "*Amortization of Discounts on Certain Acquired Loans*". Its adoption is not expected to have a material impact on the consolidated balance sheets or statement of earnings for the Company.

In December 2004, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "*Share-Based Payment*" ("SFAS No. 123R"), which revised SFAS No. 123, "*Accounting for Stock-Based Compensation*". This statement supercedes APB Opinion No. 25, "*Accounting for Stock Issued to Employees.*" The revised statement addresses the accounting for share-based payment transactions with employees and other third parties, eliminates the ability to account for share-based compensation transactions using APB 25 and requires that the compensation costs relating to such transactions be recognized in the consolidated statement of income. The revised statement is effective as of the first interim period beginning after June 15, 2005. Its adoption is not expected to have a material impact on the consolidated balance sheets or statement of earnings for the Company.

Results of Operations

Net Earnings

Net earnings increased $1,091,000 (20.1%) to $6,510,000 during 2004 from $5,419,000 for the year ended December 31, 2003. Basic income per share was $1.68 and $1.39 for 2004 and 2003, respectively, an increase of 20.9%. Comparatively, net earnings during 2003 increased $364,000 (7.2%) to $5,419,000 from the 2002 total of $5,055,000, while basic income per share increased $0.09 per share for 2003 from a 2002 per share total of $1.30.

The increase in net earnings for 2004 is attributable to an increase in net interest income, noninterest income and a decrease in provision for loan losses offset by an increase in noninterest expense. The increase in net earnings for 2003 is attributable to an increase in noninterest income and a decrease in provision for loan losses offset by a decrease in net interest income and an increase in noninterest expense.

Net Interest Income

Net interest income is the difference between the interest the Company earns on its loans, investment securities and other earning assets and the interest cost of its deposits, borrowed funds and other interest-bearing liabilities. This is the primary component of the Company's earnings. Net interest income was $14,669,000 for the year ended December 31, 2004. This increase of $1,151,000 (8.5%) over 2003 is due to an increase in average interest earning assets offset by a decrease in the net yield on total interest earning assets of 5 basis points to 2.76%.

Net interest income was $13,518,000 for the year ended December 31, 2003. This decrease of $1,052,000 (7.2%) over 2002 is due to the decrease in the net yield on total interest earning assets of 44 basis points to 2.81% offset by an increase in average interest earning assets during 2003.

The Company uses interest rate protection contracts, primarily interest rate swaps, caps and floors, to protect the yields on earning assets and the rates paid on interest-bearing liabilities. Such contracts act as hedges against unfavorable rate changes. The income and expense associated with interest rate swaps, caps and floors are ultimately reflected as adjustments to the net interest income or expense of the underlying assets or liabilities. The effect of such interest rate protection contracts resulted in a net increase in net interest income of $65,000, $220,000 and $188,000 for 2004, 2003, and 2002, respectively. It is the intention of the Company to continue to utilize interest rate protection contracts to manage exposure to certain future changes in interest rate environments. However, there can be no assurance that such transactions will positively affect earnings. See "-- INTEREST RATE SENSITIVITY MANAGEMENT" the "CONSOLIDATED AVERAGE BALANCES, INTEREST INCOME/EXPENSE AND YIELDS/RATES" table appearing elsewhere herein and the "RATE/VOLUME VARIANCE ANALYSIS" tables immediately following.

Rate/Volume Variance Analysis

Taxable-Equivalent Basis (1)(2) Years Ended December 31, 2004 Compared to 2003		Net Change	**Change Due to** Rate	Volume	Rate/ Volume
			(In thousands)		
Earning Assets:					
Loans	$	(492)	(875)	405	(22)
Investment securities:					
Taxable		1,596	103	1,474	19
Tax-exempt		1,672	(16)	1,749	(61)
Total investment securities		3,268	87	3,223	(42)
Federal funds sold		26	17	8	1
Interest earning deposits with other banks		3	1	2	--
Total earning assets	$	2,805	(770)	3,638	(63)
Interest bearing liabilities:					
Deposits:					
NOWs	$	(95)	(107)	13	(1)
Savings and money market		267	(119)	420	(34)
Certificates of deposit less than $100,000		(120)	(119)	(1)	--
Certificates of deposit and other time deposits of $100,000 or more		(475)	(376)	(113)	14
Total interest bearing deposits		(423)	(721)	319	(21)
Federal funds purchased and securities sold under agreements to repurchase		(16)	4	(18)	(2)
Other borrowed funds		1,525	(334)	2,108	(249)
Total interest bearing liabilities	$	1,086	(1,051)	2,409	(272)

(1) For analytical purposes, income for tax-exempt assets, primarily securities issued by state and local governments or authorities, is adjusted by an increment which equates tax-exempt income to interest from taxable assets (assuming a 34% effective federal income tax rate).

(2) The change in interest due to rate is calculated by multiplying the previous volume by the rate change and the change in interest due to volume is calculated by multiplying the change in volume by the previous rate. Changes attributable to both changes in rate and volume are calculated by multiplying the change in volume by the change in rate.

Rate/Volume Variance Analysis

Taxable-Equivalent Basis (1)(2) Years Ended December 31, 2003 Compared to 2002		Net Change	Change Due to Rate	Change Due to Volume	Rate/ Volume
			(In thousands)		
Earning Assets:					
Loans	$	(2,161)	(1,369)	(855)	63
Investment securities:					
Taxable		(647)	(2,566)	2,700	(781)
Tax-exempt		215	(14)	242	(13)
Total investment securities		(432)	(2,580)	2,942	(794)
Federal funds sold		(122)	(64)	(83)	25
Interest earning deposits with other banks		(24)	(15)	(16)	7
Total earning assets	$	(2,739)	(4,028)	1,988	(699)
Interest bearing liabilities:					
Deposits:					
NOWs	$	(155)	(298)	195	(52)
Savings and money market		(428)	(451)	30	(7)
Certificates of deposit less than $100,000		(725)	(688)	(45)	8
Certificates of deposit and other time deposits of $100,000 or more		(317)	(457)	162	(22)
Total interest bearing deposits		(1,625)	(1,894)	342	(73)
Federal funds purchased and securities sold under agreements to repurchase		(5)	(16)	16	(5)
Other borrowed funds		(129)	(400)	314	(43)
Total interest bearing liabilities	$	(1,759)	(2,310)	672	(121)

(1) For analytical purposes, income for tax-exempt assets, primarily securities issued by state and local governments or authorities, is adjusted by an increment which equates tax-exempt income to interest from taxable assets (assuming a 34% effective federal income tax rate).

(2) The change in interest due to rate is calculated by multiplying the previous volume by the rate change and the change in interest due to volume is calculated by multiplying the change in volume by the previous rate. Changes attributable to both changes in rate and volume are calculated by multiplying the change in volume by the change in rate.

Interest Income

Interest income is a function of the volume of interest-earning assets and their related yields. Interest income was $27,177,000, $24,940,000, and $27,752,000 for the years ended December 31, 2004, 2003, and 2002, respectively. The increase in interest income during 2004 resulted primarily from an increase in the average volume outstanding of investment securities and an increase in the yields on investment securities. Average interest-earning assets increased $71,803,000 (14.8%) during 2004, compared to an increase of $35,085,000 (7.8%) during 2003, while the fully taxable equivalent yields on average earning assets decreased 16 basis points in 2004 after decreasing 101 basis points in 2003. The combination of these factors resulted in an increase in interest income of $2,237,000 (9.0%) for 2004 and a decrease of $2,812,000 (10.1%) during 2003. See "--CONSOLIDATED AVERAGE BALANCES, INTEREST INCOME/EXPENSE AND YIELDS/RATES" and THE "RATE/VOLUME VARIANCE ANALYSIS" tables.

Loans are the main component of the Bank's earning assets. Interest and fees on loans were $15,807,000, $16,299,000, and $18,460,000 for the years ended December 31, 2004, 2003, and 2002, respectively. These levels reflected a decrease of $492,000 (3.0%) during 2004, and a decrease of $2,161,000 (11.7%) during 2003. The decrease in 2004 is due to a decrease in the fully taxable equivalent yield on loans offset by an increase in the average volume outstanding on loans. The decrease in 2003 is due to a decrease in the fully taxable equivalent yield on loans and a decrease in the average volume outstanding on loans. The level of average balances has increased to $262,800,000 in 2004 from $256,431,000 in 2003 and $268,878,000 for 2002. The fully taxable equivalent yield on loans decreased 35 basis points to 6.01% in 2004, and decreased 51 basis points to 6.36% in 2003 from the 2002 average yield of 6.87%.

Interest income on investment securities increased $2,701,000 (31.6%) to $11,240,000 in 2004, following a decrease of $505,000 (5.6%) to $8,539,000 in 2003 from $9,044,000 in 2002. The 2004 increase was due to a $64,587,000 increase in average volume outstanding and an increase in yield of 26 basis points compared to 2003 levels. The 2003 decrease was due to a decrease in yield of 151 basis points offset by a $53,358,000 increase in average volume outstanding compared to 2002 levels. The fully taxable equivalent yields on investment securities were 4.19% in 2004, 3.93% in 2003, and 5.44% in 2002. See "FINANCIAL CONDITION--INVESTMENT SECURITIES."

Interest Expense

Total interest expense was $12,508,000, $11,422,000 and $13,181,000 for the years ended December 31, 2004, 2003, and 2002 respectively, representing an increase of $1,086,000 (9.5%) during 2004 and a decrease of $1,759,000 (13.3%) during 2003. Total average balances outstanding of interest-bearing liabilities have continued an upward trend over the last three years to $482,121,000 in 2004 from $415,761,000 in 2003 and $393,036,000 in 2002. The rates paid on these liabilities decreased 16 basis points in 2004 to 2.59% after decreasing 60 basis points to 2.75% during 2003 from 3.35% in 2002.

Interest on deposits, the primary component of total interest expense, decreased $423,000 to $8,125,000 (4.9%) during 2004 from $8,548,000 in 2003, which in turn represents a $1,625,000 (16.0%) decrease from the 2002 level of $10,173,000. The average balance outstanding of interest-bearing deposits has increased steadily to the 2004 level of $376,144,000 as compared to $352,281,000 in 2003 and $336,228,000 in 2002. The average rates paid on interest-bearing deposits were 2.16%, 2.43%, and 3.03% for 2004, 2003, and 2002, respectively.

Interest expense on borrowed funds was $4,352,000 in 2004, $2,826,000 in 2003, and $2,955,000 in 2002. These levels represent an increase of $1,526,000 (54.0%) during 2004, and a decrease of $129,000 (4.4%) during 2003. The 2004 increase is due to additional FHLB advances as part of a leverage transaction. The 2003 decrease is due to the refinancing of $10 million in FHLB advances to a lower interest rate in April 2003.

Provision for Loan Losses

During 2004, the Company made a total provision for loan losses of $600,000 based on management's reviews and assessments of the risks in the loan portfolio, the amount of the loan portfolio and historical loan loss trends, and an evaluation of certain significant problem loans. During 2003 and 2002, the Company made total provisions for loan losses of $675,000 and $1,680,000, respectively. The decrease in 2004 and 2003 are due to reduced loan growth and improved performance in the loan portfolio. See "FINANCIAL CONDITION -- ALLOWANCE FOR LOAN LOSSES AND RISK ELEMENTS."

Noninterest Income

Noninterest income increased $142,000 (2.1%) to $6,915,000 for the year ended December 31, 2004, from the 2003 total of $6,773,000, which in turn represented an increase of $1,381,000 (25.6%) from the total of $5,392,000 for 2002.

Service charges on deposit accounts decreased $7,000 (0.5%) during 2004 to $1,490,000 and increased $99,000 (7.1%) in 2003 to $1,497,000 from $1,398,000 in 2002. Service charge income remained fairly stable in 2004 compared to 2003. The increase in 2003 is due to an overall increase in service charges offset slightly by a decrease in the number of insufficient funds and overdraft charges.

Net gains from investment securities decreased $262,000 (26.3%) to $733,000 for the year ended December 31, 2004, from the 2003 total of $995,000. The decrease is primarily due to the gains in the second quarter of 2003 on the sale of specific available for sale securities. In 2004, the investment securities gains are primarily due to the sale of a privately held investment in the fourth quarter of 2004.

Other noninterest income increased $411,000 (9.6%) to $4,692,000 in 2004 from $4,281,000 in 2003. Comparatively, the 2003 total represented an increase of $780,000 (22.3%) from $3,501,000 in 2002. The increase in 2004 was primarily due to an increase of $271,000 in MasterCard/VISA discounts and fees due to an increase in transaction volume and fees, $73,000 in servicing fees and $132,000 in dividends from stock in other companies. These increases were offset by a decrease of $336,000 on the gains on the sale of mortgage loans. The increase in transaction volume and fees and $319,000 in gains on the sale of mortgage loans. See "ITEM 1 – BUSINESS SERVICES."

Noninterest Expense

Total noninterest expense was $12,125,000 for 2004, $11,914,000 for 2003, and $11,143,000 for 2002 reflecting an increase of $211,000 (1.8%) for 2004, and an increase of $771,000 (6.9%) for 2003.

Salaries and benefits increased $636,000 (13.4%) to $5,387,000 for the year ended December 31, 2004, and increased $109,000 (2.3%) to $4,751,000 for the year ended December 31, 2003, from the 2002 total of $4,642,000. At December 31, 2004, the Company had 135 full-time equivalent employees, an increase of 2 over the level at December 31, 2003. At December 31, 2003, the Company had 133 full-time equivalent employees, an increase of 10 over the level at December 31, 2002. The increases for 2004 and 2003 were primarily due to new hires, merit raises and the cost of benefits associated with such increases.

Net occupancy expense was $1,234,000, $1,251,000, and $1,229,000 for 2004, 2003 and 2002, respectively, representing a decrease of $17,000 (1.4%) in 2004 and an increase of $22,000 (1.8%) in 2003 over the previous year's levels. The 2004 decrease is due to a decrease in furniture and equipment depreciation, computer hardware maintenance and technology lease payments. These decreases are offset by an increase in furniture and equipment service contracts and building lease payments. The 2003 increase is mainly due to a slight increase in computer hardware maintenance offset by a decrease in computer lease payments.

Other noninterest expense was $5,504,000 for 2004, $5,912,000 for 2003, and $5,272,000 for 2002. These levels represent a decrease of $408,000 (6.9%) in 2004 and an increase of $640,000 (12.1%) in 2003 over the respective previous years. This 2004 decrease is mainly due to the early prepayment penalty paid in 2003 of $715,000 to refinance $10 million in FHLB advances. This decrease is offset by an increase of $296,000 in the MasterCard/VISA transaction volume mentioned above from the same period of 2003. The 2003 increase is mainly due to the early prepayment penalty of $715,000 to refinance the $10 million in FHLB advances and increases of $299,000 in the MasterCard/VISA transaction volume mentioned above from the same period of 2002. The increase in MasterCard/VISA expenses resulted from the increase in fees the Company paid to its merchant processor in connection with an increase in MasterCard/VISA transactions. See "SUPERVISION AND REGULATION--FDIC 8INSURANCE ASSESSMENTS."

Income Taxes

The Company's income tax expense was $2,349,000, $2,283,000, and $2,085,000 in 2004, 2003, and 2002, respectively. These levels represent an effective tax rate on pre-tax earnings of 26.5% for 2004, 29.6% for 2003, and 29.2% for 2002. The effective tax rate has decreased due to the purchase of tax-exempt securities as part of the leverage transaction when the Company's subsidiary issued trust preferred securities in November 2003. Details of the tax provision for income taxes are included in Note 11, "Income Tax Expense" in the Notes to the Consolidated Financial Statements included elsewhere herein.

Corporate Information

Corporate Headquarters
100 N. Gay Street
P.O. Box 3110
Auburn, AL 36831-3110
Phone: 334-821-9200
Fax: 334-887-4690
www.auburnbank.com

Independent Auditors
KPMG LLP
SouthTrust Towers
Suite 1800
420 20th Street N.
Birmingham, AL 35203

Shareholder Services
Shareholders desiring to change the name, address or ownership of Auburn National Bancorporation, Inc. common stock or to report lost certificates should contact our Transfer Agent:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
Phone: 1-800-368-5948
Fax: 1-908-497-2318
e-mail: info@rtco.com

For frequently asked questions, visit the Transfer Agent's home page at www.rtco.com

Annual Meeting
Tuesday, May 10, 2005
3:00 p.m. (Central Time)
AuburnBank Center
132 N. Gay Street
Auburn, AL 36830

Investor Relations
A copy of the Company's annual report on Form 10-K, filed with the Securities and Exchange Commission (SEC), as well as our other SEC filings and our latest press releases are available free of charge through a link on our internet website at www.auburnbank.com. Requests for these documents may also be made by emailing Investor Relations at investorrelations@auburnbank.com or by contacting Investor Relations by telephone or mail at the Company's corporate headquarters.

Common Stock Listing
Auburn National Bancorporation, Inc. Common Stock is traded on the Nasdaq Market under the symbol AUBN.

Dividend Reinvestment and Stock Purchase Plan
Auburn National Bancorporation, Inc. offers a Dividend Reinvestment Plan (DRIP) for automatic reinvestment of dividends in the stock of the company. Participants in the DRIP may also purchase additional shares with optional cash payments. For additional information or for an authorization form, please contact Investor Relations.

Direct Deposit of Dividends
Dividends may be automatically deposited into a shareholder's checking or savings account free of charge. For more information, contact Investor Relations.

YOUR PARTNER,
YOUR NEIGHBOR,
YOUR FRIEND.

YOUR PARTNER,
YOUR NEIGHBOR,
YOUR FRIEND.



AUBURNBANK

www.auburnbank.com

100 N. Gay Street, P.O. Box 3110, Auburn, AL 36831-3110
Telephone: 334-821-9200 Fax: 334-887-2772